Exhibit 1

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(With Independent Auditor’s Report Thereon)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings (loss) per share)

		Years ended December 31,
	Note	2016	2015	2014
Net sales	3	$250,909	220,326	199,942
Cost of sales	2P	(161,883)	(146,068)	(134,742)

Gross profit		89,026	74,258	65,200
Operating expenses	5	(53,762)	(47,769)	(43,347)

Operating earnings before other expenses, net	2A	35,264	26,489	21,853
Other expenses, net	6	(1,646)	(3,043)	(5,045)

Operating earnings		33,618	23,446	16,808
Financial expense	16	(21,468)	(19,767)	(21,483)
Other financial income (expense), net	7	4,441	(1,235)	2,531
Share of profit of equity accounted investees	13A	688	738	294

Earnings (loss) before income tax		17,279	3,182	(1,850)
Income tax	19	(3,096)	(2,328)	(3,920)

Net income (loss) from continuing operations		14,183	854	(5,770)
Discontinued operations	4A	1,024	1,279	90

CONSOLIDATED NET INCOME (LOSS)		15,207	2,133	(5,680)
Non-controlling interest net income		1,174	932	1,103

CONTROLLING INTEREST NET INCOME (LOSS)		$14,033	1,201	(6,783)

Basic earnings (loss) per share	22	$0.33	0.03	(0.16)
Basic earnings (loss) per share from continuing operations	22	$0.31	—	(0.16)
Diluted earnings (loss) per share	22	$0.33	0.03	(0.16)
Diluted earnings (loss) per share from continuing operations	22	$0.31	—	(0.16)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2016	2015	2014
CONSOLIDATED NET INCOME (LOSS)		$15,207	2,133	(5,680)

Items that will not be reclassified subsequently to profit or loss
Net actuarial losses from remeasurement of defined benefit pension plans	18	(4,019)	(748)	(3,025)
Income tax recognized directly in other comprehensive income	19	788	183	486

		(3,231)	(565)	(2,539)

Items that are or may be reclassified subsequently to profit or loss
Effects from available-for-sale investments and derivative financial instruments designated as cash flow hedges	13B, 16D	36	335	(94)
Currency translation of foreign subsidiaries	20B	11,629	7,967	501
Income tax recognized directly in other comprehensive income	19	(696)	453	(85)

		10,969	8,755	322

Total items of other comprehensive income (loss)		7,738	8,190	(2,217)

TOTAL COMPREHENSIVE INCOME (LOSS)		22,945	10,323	(7,897)
Non-controlling interest comprehensive income		5,164	3,221	2,129

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$17,781	7,102	(10,026)

Out of which:
COMPREHENSIVE INCOME (LOSS) FROM DISCONTINUED OPERATIONS		$1,965	1,352	721
COMPREHENSIVE INCOME (LOSS) FROM CONTINUING OPERATIONS		$15,816	5,750	(10,747)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Notes	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$11,555	15,280
Trade accounts receivables, net	9	29,949	27,774
Other accounts receivable	10	5,179	4,817
Inventories, net	11	17,862	17,716
Assets held for sale	12A	25,193	5,391
Other current assets	12B	2,292	2,687

Total current assets		92,030	73,665

NON-CURRENT ASSETS
Equity accounted investees	13A	10,484	12,150
Other investments and non-current accounts receivable	13B	7,049	6,549
Property, machinery and equipment, net	14	227,111	214,133
Goodwill and intangible assets, net	15	247,020	220,318
Deferred income taxes	19B	16,034	15,449

Total non-current assets		507,698	468,599

TOTAL ASSETS		$599,728	542,264

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16A	$1,216	218
Other financial obligations	16B	11,658	15,587
Trade payables		39,903	28,709
Income tax payable		5,421	6,619
Other current liabilities	17	22,452	20,769
Liabilities directly related to assets held for sale	12A	1,466	673

Total current liabilities		82,116	72,575

NON-CURRENT LIABILITIES
Long-term debt	16A	235,016	229,125
Other financial obligations	16B	25,972	23,268
Employee benefits	18	23,365	18,269
Deferred income taxes	19B	19,594	20,385
Other non-current liabilities	17	16,940	14,874

Total non-current liabilities		320,887	305,921

TOTAL LIABILITIES		403,003	378,496

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20A	127,336	119,624
Other equity reserves	20B	24,793	15,273
Retained earnings	20C	1,612	7,381
Net income		14,033	1,201

Total controlling interest		167,774	143,479
Non-controlling interest and perpetual debentures	20D	28,951	20,289

TOTAL STOCKHOLDERS’ EQUITY		196,725	163,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$599,728	542,264

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2016	2015	2014
OPERATING ACTIVITIES
Consolidated net income (loss)		$15,207	2,133	(5,680)
Discontinued operations		1,024	1,279	90

Net income (loss) from continuing operations		$14,183	854	(5,770)
Non-cash items:
Depreciation and amortization of assets	5	16,147	14,865	13,703
Impairment losses and remeasurement of assets held for sale	6	2,516	1,526	3,848
Share of profit of equity accounted investees	13A	(688)	(738)	(294)
Results on sale of subsidiaries, other disposal groups and others		(2,116)	(194)	(389)
Financial items, net		17,027	21,002	18,952
Income taxes	19	3,096	2,328	3,920
Changes in working capital, excluding income taxes		11,023	3,541	1,475

Net cash flow provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income taxes		61,188	43,184	35,445

Financial expense and coupons on perpetual debentures paid	20D	(18,129)	(17,865)	(16,844)
Income taxes paid		(5,183)	(7,437)	(7,678)

Net cash flow provided by operating activities from continuing operations		37,876	17,882	10,923
Net cash flow provided by operating activities from discontinued operations		1,194	1,213	1,069

Net cash flows provided by operating activities		39,070	19,095	11,992

INVESTING ACTIVITIES
Property, machinery and equipment, net	14	(4,500)	(8,872)	(5,965)
Disposal of subsidiaries and other disposal groups, net	4A, 12A	1,424	2,722	167
Intangible assets and other deferred charges	15	(1,427)	(908)	(902)
Long term assets and others, net		(899)	(766)	199

Net cash flows used in investing activities from continuing operations		(5,402)	(7,824)	(6,501)
Net cash flows provided by (used in) investing activities from discontinued operations		2	(153)	(161)

Net cash flows used in investing activities		(5,400)	(7,977)	(6,662)

FINANCING ACTIVITIES
Sale of non-controlling interests in subisidiares	20D	9,777	—	—
Derivative instruments		399	1,098	1,561
Repayment of debt, net	16A	(37,050)	(11,473)	(6,714)
Other financial obligations, net	16B	(9,773)	177	(4,396)
Securitization of trade receivables		(999)	(506)	2,052
Non-current liabilities, net		(1,972)	(1,763)	(1,128)

Net cash flows used in financing activities		(39,618)	(12,467)	(8,625)

Decrease in cash and cash equivalents from continuing operations		(7,144)	(2,409)	(4,203)
Increase in cash and cash equivalents from discontinued operations		1,196	1,060	908
Cash conversion effect, net		2,223	4,040	708
Cash and cash equivalents at beginning of year		15,280	12,589	15,176

CASH AND CASH EQUIVALENTS AT END OF YEAR	8	$11,555	15,280	12,589

Changes in working capital, excluding income taxes:
Trade receivables, net		$(4,353)	(3,384)	(3,348)
Other accounts receivable and other assets		(276)	(1,961)	1,255
Inventories		(1,174)	(1,299)	(2,716)
Trade payables		13,619	7,207	3,807
Other accounts payable and accrued expenses		3,207	2,978	2,477

Changes in working capital, excluding income taxes		$11,023	3,541	1,475

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

			Additional	Other		Total		Total
		Common	paid-in	equity	Retained	controlling	Non-controlling	stockholders’
	Notes	stock	Capital	reserves	earnings	interest	interest	equity
Balance as of December 31, 2013		$4,143	84,800	15,037	29,399	133,379	14,939	148,318
Net loss		—	—	—	(6,783)	(6,783)	1,103	(5,680)
Total other items of comprehensive loss		—	—	(3,243)	—	(3,243)	1,026	(2,217)
Effects of early conversion of convertible subordinated notes	16B	4	8,037	(601)	—	7,440	—	7,440
Capitalization of retained earnings	20A	4	7,614	—	(7,618)	—	—	—
Share-based compensation	20A, 21	—	765	(35)	—	730	—	730
Effects of perpetual debentures	20D	—	—	(420)	—	(420)	—	(420)

Balance as of December 31, 2014		4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net income		—	—	—	1,201	1,201	932	2,133
Total other items of comprehensive income		—	—	5,901	—	5,901	2,289	8,190
Effects of early conversion and issuance of convertible subordinated notes	16B	3	5,982	(934)	—	5,051	—	5,051
Capitalization of retained earnings	20A	4	7,613	—	(7,617)	—	—	—
Share-based compensation	20A, 21	—	655	—	—	655	—	655
Effects of perpetual debentures	20D	—	—	(432)	—	(432)	—	(432)

Balance as of December 31, 2015		4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income		—	—	—	14,033	14,033	1,174	15,207
Total other items of comprehensive income		—	—	3,748	—	3,748	3,990	7,738
Capitalization of retained earnings	20A	4	6,966	—	(6,970)	—	—	—
Share-based compensation	20A, 21	—	742	—	—	742	—	742
Effects of perpetual debentures	20D	—	—	(507)	—	(507)	—	(507)
Changes in non-controlling interest	20D	—	—	6,279	—	6,279	3,498	9,777

Balance as of December 31, 2016		$4,162	123,174	24,793	15,645	167,774	28,951	196,725

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently considering that there are efficiency and improvement opportunities; beginning on April 1, 2014, CEMEX, S.A.B. de C.V. integrated and carries out all businesses and operational activities of the cement and aggregates sectors in Mexico. Moreover, beginning on January 1, 2015, CEMEX, S.A.B. de C.V. completed the transition, integrated and carries all operating activities related to the sale of ready-mix concrete in Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered in the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 2, 2017. These financial statements will be submitted for authorization to the General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 30, 2017.

2)	SIGNIFICANT ACCOUNTING POLICIES

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of the consolidated financial statements is the Mexican peso, currency in which the Company reports periodically to the MSE. When reference is made to pesos or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings (loss) per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2016 and 2015, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of $20.72 and $17.23 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of $18.72, $15.98 and $13.37 pesos per dollar for 2016, 2015 and 2014, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Amounts disclosed in the notes in connection with tax or legal proceedings (notes 19D and 24), which are originated in jurisdictions which currencies are different to the peso or the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Statements of operations

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant measure for CEMEX’s management as explained in note 4C. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

The line item “Other expenses, net” in profit or loss consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6).

Considering the disposal of entire reportable operating segments, for the years 2016, 2015 and 2014, CEMEX presents in the single line item of discontinued operations, the results of its operations in Bangladesh and Thailand, sold in May 2016; for the years 2015 and 2014, the results of its operations in Austria and Hungary, sold in October 2015; for the years 2016, 2015 and 2014, the results of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, as well as the results of its Concrete Pipe Business operations in the United States, expected to be sold in the short term subject to the authorization of the respective authorities (note 4A). As a result, the statements of operations of 2015 and 2014 originally reported were restated. Discontinued operations are presented net of income tax.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Statements of comprehensive income (loss)

The statements of comprehensive loss for 2015 and 2014 were restated in order to give effect to the discontinued operations mentioned above.

Statements of cash flows

The statements of cash flows for 2015 and 2014 were restated in order to give effect to the discontinued operations mentioned above. The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

•

In 2016, 2015 and 2014, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for $6,970, $7,617 and $7,618, respectively (note 20A); and (ii) CPOs issued as part of the executive share-based compensation programs for $742, $655 and $765, respectively (note 20A);

•	In 2016, 2015 and 2014, the increases in property, plant and equipment for approximately $7, $63 and $108, respectively, associated with the negotiation of capital leases during the year (note 14);

•

In 2016, the increase in debt and in other current accounts receivable for approximately $148, in connection with a guarantee signed by CEMEX Colombia, S.A. (“CEMEX Colombia”) over the debt of a trust committed to the development of housing projects in Colombia and the related beneficial interest that in turn holds CEMEX Colombia in the assets of such trust, which are comprised by land.

•

In 2015, the decrease in debt for $4,517, the net decrease in other equity reserves for $934, the increase in common stock for $3 and the increase in additional paid-in capital for $5,982, in connection with the issuance of optional convertible subordinated notes due in 2020, which involved, among others, the exchange and early conversion of optional convertible subordinated notes due in 2016, as well as the issuance of approximately 42 million ADSs (note 16B);

•

In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (notes 19C and 19D);

•

In 2014, the decrease in debt for $6,483, the decrease in other equity reserves for $601, the increase in common stock for $4 and the increase in additional paid-in capital for $8,037, in connection with several early conversions of optional convertible subordinated notes due in 2015, incurred in different dates during the year (note 16B);

2B)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities, by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

Equity accounted investees are initially recorded at cost, and are subsequently accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that significant influence is achieved with a lower percentage. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

Other permanent investments where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

2C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and obsolescence of inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20B) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income (loss) for the period as part of the foreign currency translation adjustment (note 20B) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

During the reported periods, there were no subsidiaries whose functional currency was the currency of a hyperinflationary economy, which is generally considered to exist when the cumulative inflation rate over the last three years is approaching, or exceeds, 100%. In a hyperinflationary economy, the accounts of the subsidiary’s statements of operations should be restated to constant amounts as of the reporting date, in which case, both the balance sheet accounts and profit or loss accounts would be translated to pesos at the closing exchange rates of the year.

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and statement of operations accounts as of December 31, 2016, 2015 and 2014, were as follows:

	2016		2015		2014
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	20.7200	18.7200	17.2300	15.9800	14.7400	13.3700
Euro	21.7945	20.6564	18.7181	17.6041	17.8386	17.6306
British Pound Sterling	25.5361	25.0731	25.4130	24.3638	22.9738	21.9931
Colombian Peso	0.0069	0.0062	0.0055	0.0058	0.0062	0.0066
Egyptian Pound	1.1234	1.8261	2.2036	2.0670	2.0584	1.8824
Philippine Peso	0.4167	0.3927	0.3661	0.3504	0.3296	0.3009

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the implied exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2E)	CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in profit or loss as part of “Other financial income (expense), net.”

The amount of cash and cash equivalents in the balance sheet includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2F)	FINANCIAL INSTRUMENTS

Trade accounts receivable and other current accounts receivable (notes 9 and 10)

Instruments under these captions are classified as “loans and receivables” and are recorded at their amortized cost representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable, are recognized against administrative and selling expenses.

Trade receivables sold under securitization programs, in which CEMEX maintains a residual interest in the trade accounts receivable sold in case of recovery failure, as well as continued involvement in such assets, do not qualify for derecognition and are maintained on the balance sheet.

Other investments and non-current receivables (note 13B)

As part of the category of “loans and receivables,” non-current accounts receivable, as well as investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in profit or loss as part of “Other financial income (expense), net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through profit or loss as part of “Other financial income (expense), net,” and in the second case, changes in valuation are recognized as part of “Other comprehensive income (loss) of the period” within “Other equity reserves” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Other financial income (expense), net,” in profit or loss. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Debt and other financial liabilities (notes 16A and 16B)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of related debt are amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis are recognized in profit or loss within “Financial expense” as incurred.

Capital leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a capital lease are: a) ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liabilities and equity (note 16B)

The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2N). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the statement of operations.

Derivative financial instruments (note 16D)

CEMEX recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in profit or loss within “Other financial income (expense), net” for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2D), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not designate fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Derivative financial instruments – continued

CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the balance sheet as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX. When the obligation should be settled in cash or through the delivery of other financial asset, CEMEX recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell.

Fair value measurements (note 16C)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•

Level 1. - represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2. - are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3. - inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2G)	INVENTORIES (note 11)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2H)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5), and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2016, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	34
Industrial buildings	32
Machinery and equipment in plant	18
Ready-mix trucks and motor vehicles	7
Office equipment and other assets	6

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Property, machinery and equipment – continued

All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

The depreciation methods, useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2I)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 15)

Business combinations are recognized using the purchase method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2J), can be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in profit or loss as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on straight-line basis as part of operating costs and expenses (note 5).

Startup costs are recognized in profit or loss as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2016, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2J)	IMPAIRMENT OF LONG LIVED ASSETS (notes 14 and 15)

Property, machinery and equipment, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in profit or loss for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell of the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Impairment of long lived assets – Goodwill

Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the later represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. However, in specific circumstances, when CEMEX considers that actual results for a CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4C), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2K)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2016 and 2015 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24A.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring (note 17)

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Other financial income (expense), net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Costs related to remediation of the environment (notes 17 and 24)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

2L)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 18)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other post-employment benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the balance sheet date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other comprehensive income or loss” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Other financial income (expense), net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

2M)	INCOME TAXES (note 19)

The effects reflected in profit or loss for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Income taxes – continued

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country that CEMEX believes, based on available evidence, will not be rejected by the tax authorities; and the likelihood of recovering such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

The effective income tax rate is determined by dividing the line item “Income Tax,” in profit or loss within the line item “Earnings (loss) before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 19C). During 2014, CEMEX has experienced consolidated losses before income tax. In any given period whereas a loss before income tax is reported, the reference statutory tax rate to which CEMEX reconciles its effective income tax rate is shown as a negative percentage. A significant effect in CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2016, 2015 and 2014, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2016	2015	2014
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	20.0%	20.3%	21.5%
France	34.4%	38.0%	38.0%
Germany	28.2%	29.8%	29.8%
Spain	25.0%	28.0%	30.0%
Philippines	30.0%	30.0%	30.0%
Colombia	40.0%	39.0%	34.0%
Egypt	22.5%	22.5%	30.0%
Switzerland	9.6%	9.6%	9.6%
Others	7.8% -39.0%	7.8% -39.0%	10.0% -39.0%

CEMEX’s current and deferred income tax amounts included in profit or loss for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2N)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 20A)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 20B)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income (loss):

•

Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a long-term investment nature (note 2D);

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Items of “Other equity reserves” included within other comprehensive income (loss) – continued

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2F);

•	Changes in fair value during the tenure of available-for-sale investments until their disposal (note 2F); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income (loss):

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 2F and 16B). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20C)

Retained earnings represent the cumulative net results of prior years including the effects generated form initial adoption of IFRS as of January 1, 2010, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

Non-controlling interest and perpetual debentures (note 20D)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amount as of the balance sheet date of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

2O)	REVENUE RECOGNITION (note 3)

CEMEX’s consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk on the goods purchased, not acting as agent or broker.

Revenue and costs related to construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

The stage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

2P)	COST OF SALES AND OPERATING EXPENSES (note 5)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2Q)	EXECUTIVE SHARE-BASED COMPENSATION (note 21)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in profit or loss during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

2R)	EMISSION RIGHTS

In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions (“CO2”) have been established by means of which, the relevant environmental authorities have granted certain number of emission rights (“certificates”) free of cost to the different industries releasing CO2, which must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•

Certificates received free of cost are not recognized in the balance sheet. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•

Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates.

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•	CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2016, 2015 and 2014, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2S)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2016, 2015 and 2014, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2T)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS when they become effective.

•

IFRS 9, Financial instruments: classification and measurement (“IFRS 9”). IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credits, as well as the requirements related to hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”) in its entirety. IFRS 9 requires an entity to recognize a financial asset or a financial liability when, and only when, the entity becomes party to the contractual provisions of the instrument. At initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, and includes a category of financial assets at fair value through other comprehensive income for simple debt instruments. In respect to impairment requirements, IFRS 9 eliminates the threshold set forth in IAS 39 for the recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and changes in those expected losses through profit or loss. In respect to hedging activities, the requirements of IFRS 9 align hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which, among other changes; the current range of 0.8 to 1.25 to declare and maintain a hedge is eliminated, and in its place, under IFRS 9, a hedging instrument will be declared only if it supports the entity’s risk management strategy. Nonetheless, the IASB provided entities with an accounting policy choice between applying the hedge accounting requirements of IFRS 9 or continuing to apply the existing hedge accounting requirements in IAS 39; until the IASB completes its project on the accounting for macro hedging.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted – continued

CEMEX is currently evaluating the impact that IFRS 9 will have on the classification and measurement of its financial assets and financial liabilities, impairment of financial assets and hedging activities. Preliminarily: a) CEMEX does not maintain fixed income investments held to maturity; and b) it is considered that the expected loss on trade receivables will replace the current allowance for doubtful accounts. The Company is considering the full adoption of IFRS 9 on January 1, 2018, including hedge accounting. CEMEX does not expect any significant effect in its results from the adoption of IFRS 9. Nonetheless, CEMEX is not considering an early application of IFRS 9.

•

In May 2014, the IASB issued IFRS 15, Revenue from contracts with customers (“IFRS 15”). Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer, which is an agreement between two or more parties that creates enforceable rights and obligations; Step 2: Identify the performance obligations in the contract, considering that if a contract includes promises to transfer distinct goods or services to a customer, the promises are performance obligations and are accounted for separately; Step 3: Determine the transaction price, which is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer; Step 4: Allocate the transaction price to the performance obligations in the contract, on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation, by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). IFRS 15 also includes disclosure requirements that would provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 will supersede all existing guidance on revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted considering certain additional disclosure requirements.

CEMEX started in 2015 the evaluation of the impact that IFRS 15 will have on its accounting and disclosures related to its revenue. As of the reporting date, CEMEX has analyzed its contracts with customers in all countries in which it operates in order to indentify the several performance obligations and other offerings (discounts, loyalty programs, etc.) included in such contracts, among other aspects, aimed to determine potential differences in the accounting recognition of revenues in respect to current IFRS. In addition, CEMEX has provided training in IFRS 15 to key personnel with the support of external experts and has developed an online training. Preliminarily, considering its assessments at the reporting date, the nature of its business, its main transactions and current accounting policies, the fact that the transaction price is allocated to goods delivered or services rendered to customers when customers have assumed the risk of loss, CEMEX does not expect a significant effect in the timing of its accounting of its revenue from the adoption of IFRS 15. During 2017, CEMEX plans to complete its assessment and quantify any adjustment that would be necessary if certain portion of revenue that currently is being recognized at the transaction date or deferred during time, as applicable, should otherwise be recognized differently upon the adoption of IFRS 15. Beginning January 1, 2018, CEMEX plans to adopt IFRS 15 using the full retrospective approach. CEMEX is not considering the early application of IFRS 15.

•

On January 13, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which will supersede all current standards and interpretations related to lease accounting. IFRS 16, defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes depreciation of the right-of-use asset and interest on the lease liability. A lessee shall present either in the balance sheet, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019, with early adoption permitted considering certain requirements.

As of the reporting date, CEMEX has performed an assessment of its main outstanding operating and finance lease contracts, in order to inventory the most relevant characteristics of such contracts (type of assets, committed payments, maturity dates, renewal clauses, etc.). During 2017, CEMEX expects to define its future policy under IFRS 16 in connection with the exemption for short-term leases and low value assets in order to set the basis and be able to start quantifying the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liability, with a plan to adopt IFRS 16 beginning January 1, 2019 full retrospectively. Preliminarily, based on its assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16; most of its outstanding operating leases will be recognized on balance sheet increasing assets and liabilities, with no significant initial effect on CEMEX’s net assets. CEMEX is not considering the early application of IFRS 16.

•

On January 29, 2016, the IASB issued amendments to IAS 7, Statement of cash flows, which are effective beginning January 1, 2017. The amendments aim to enable users of financial statements to evaluate changes in liabilities arising from financing activities. To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendments state that one way to fulfill the new disclosure requirement is to provide a rollforward between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. CEMEX does not expect a significant effect from the adoption of these amendments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2016, 2015 and 2014, net sales, after sales and eliminations between related parties resulting from consolidation, were as follows:

	2016	2015	2014
From the sale of goods associated to CEMEX’s main activities [1]	$240,379	212,019	192,518
From the sale of services [2]	3,110	2,811	2,618
From the sale of other goods and services [3]	7,420	5,496	4,806

	$250,909	220,326	199,942

1	Includes in each period those revenues generated under construction contracts that are presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V., a subsidiary involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

For the years ended December 31, 2016, 2015 and 2014, revenues and costs related to construction contracts in progress were as follows:

	Recognized to
	date [1]	2016	2015	2014
Revenue from construction contracts included in consolidated net sales [2]	$4,066	1,033	994	1,507
Costs incurred in construction contracts included in consolidated cost of sales [3]	(3,185)	(1,133)	(919)	(1,332)

Construction contracts gross operating profit (loss)	$881	(100)	75	175

1	Revenues and costs recognized from inception of the contracts until December 31, 2016 in connection with those projects still in progress.
2	Revenues from construction contracts during 2016, 2015 and 2014, determined under the percentage of completion method, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2016 started in 2010.

As of December 31, 2016 and 2015, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

4)	DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

4A)	DISCONTINUED OPERATIONS

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business (“Concrete Pipe Business”) in the United States to Quikrete Holdings, Inc. (“Quikrete”) for approximately US$500 plus an additional US$40 contingent consideration based on future performance. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expects to finalize this sale during the first quarter of 2017. Considering the disposal of the entire concrete pipe division, the operations of the Pipe Business for the years ended December 31, 2016, 2015 and 2014, included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued Operations.” In addition, the balance sheet of CEMEX’s Pipe Business as of December 31, 2016 was reclassified to assets held for sale and directly related liabilities on the face of the consolidated balance sheet, including approximately US$260 ($5,369) of goodwill associated to the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values (see note 26).

On May 26, 2016, CEMEX closed the sale of its operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for approximately US$70 ($1,450), generating a net gain on sale of approximately US$24 ($424) and included in the statement of operations in 2016 within the line item “Discontinued operations,” which includes the reclassification of foreign currency translation gains associated with these operations accrued in equity until disposal for approximately US$7 ($122).

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for approximately €165 (US$179 or $3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the year ended December 31, 2014, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately US$45 ($741). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation gains accrued in equity until October 31, 2015 for an amount of approximately US$10 ($215).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Discontinued operations – continued

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for approximately €231 (US$243 or $5,032), amount that is subject to final adjustments negotiated for changes in cash and working capital balances as of the change of control date. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of December 31, 2016, after the compliance of customary conditions precedent agreed by the parties, the closing of this transaction is still subject to approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, in the short-term. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for the years ended December 31, 2016, 2015 and 2014, included in CEMEX’s statements of operations were reclassified, to the single line item “Discontinued Operations.”

The following table presents condensed combined information of the statement of operations of CEMEX’s discontinued operations in Bangladesh and Thailand for the five-months period ended May 31, 2016 and for the years ended December 31, 2015 and 2014, in Austria and Hungary for the ten-months period ended October 31, 2015 and for the year ended December 31, 2014; as well as of CEMEX’s operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, and the Pipe Business in the United States for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Sales	$8,016	10,861	10,081
Cost of sales and operating expenses	(7,198)	(10,251)	(9,750)
Other products (expenses), net	(15)	33	(83)
Financial expenses, net and others	(25)	(65)	(55)

Earnings before income tax	778	578	193
Income tax	(130)	(34)	(103)

Net income	648	544	90
Net income of non-controlling interest	1	6	—

Net income of controlling interest	$647	538	90

As of December 31, 2016 and 2015, the balance sheets of CEMEX’s Croatian discontinued operations, including its assets in Bosnia and Herzegovina, Montenegro and Serbia, were reclassified to current assets and current liabilities held for sale. In addition, as mentioned above, the balance sheet of CEMEX’s Pipe Business as of December 31, 2016 was reclassified to current assets and current liabilities held for sale. Selected combined condensed financial information of balance sheet of these operations was as follows:

	2016	2015
Current assets	$1,570	438
Property, machinery and equipment, net	5,798	2,562
Intangible assets, net and other non-current assets	6,222	446

Total assets held for sale	13,590	3,446

Current liabilities	599	442
Non-current liabilities	694	231

Total liabilities directly related to assets held for sale	1,293	673

Net assets held for sale	$12,297	2,773

The balance sheet of CEMEX as of December 31, 2015 was not restated as a result of the expected sale of its Concrete Pipe Business nor for the sale of the operations in Bangladesh and Thailand described above. Selected condensed combined financial information of balance sheet at this date of CEMEX’s Concrete Pipe Business, Bangladesh and Thailand was as follows:

2015
Current assets	$832
Property, machinery and equipment, net	2,446
Intangible assets, net and other non-current assets	4,921

Total assets	8,199

Current liabilities	70
Non-current liabilities	387

Total liabilities	457

Net assets	$7,742

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

4B)	OTHER DISPOSAL GROUPS

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) of certain assets consisting in CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 ($6,340). Odessa plant has an annual production capacity of approximately 537 thousand tons. The transfer of control was effective on November 18, 2016. As a result of the sale of these assets, CEMEX recognized a net gain of approximately US$104 ($2,159) as part of “Other expenses, net” in the statement of operations, which includes an expense related to the proportional write off of goodwill associated to CEMEX’s reporting segment in the United States based on their relative fair values for approximately US$161 ($3,340) and the reclassification of proportional foreign currency translation gains associated with these net assets accrued in equity until disposal for approximately US$65 ($1,347).

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for approximately US$400 ($8,288). Fairborn plant has an annual production capacity of approximately 730 thousand tons. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expects to finalize this divestiture during the first quarter of 2017. The balance sheet of these assets as of December 31, 2016 was reclassified to assets held for sale and liabilities directly related to assets held for sale (note 12A), including approximately US$211 ($4,365) of goodwill associated to the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values.

The operations of the net assets sold to GCC on November 18, 2016 and those expected to be sold to Eagle Materials, mentioned above, did not represent discontinued operations and were consolidated by CEMEX line-by-line for all the periods presented in the statement of operations. In arriving to this conclusion, CEMEX evaluated: a) the Company’s ongoing cement operations on its CGUs in Texas and the East coast; and b) the relative size of the net assets sold and held for sale in respect to the Company’s remaining overall ongoing cement operations in the United States. Moreover, as a reasonability check, CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net gain (loss) and total assets. In no case was the 5% threshold reached.

For 2016, 2015 and 2014, selected combined statement of operations information of the net assets sold to GCC on November 18, 2016 and those expected to be sold to Eagle Materials was as follows:

	2016	2015	2014
Net sales	$3,122	3,538	4,465
Operating costs and expenses	(2,450)	(2,795)	(3,240)

Operating earnings before other expenses, net	$672	743	1,225

As of December 31, 2016, the condensed balance sheet of the net assets expected to be sold to Eagle Materials was as follows:

2016
Current assets	$123
Non-current assets	5,834

Total assets of the disposal group	5,957
Current liabilities	6
Non-current liabilities	158

Total liabilities directly related to disposal group	164

Total net assets of disposal group	$5,793

In addition, on December 2, 2016, CEMEX agreed the definite transfer of its assets and activities related to the ready mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready mix concrete pumping services based in Spain, for US$80 ($1,658), which includes the sale of fixed assets upon closing of the transaction for approximately US$15 ($311) plus administrative and client and market development services, as well as the lease of facilities that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of approximately US$65 ($1,347), plus a contingent revenue subject to results for up to US$29 ($601) linked to annual metrics beginning in the first year and up to the fifth year of the agreement. As of December 31, 2016, the closing of the transaction is subject to certain conditions, including approval by the Mexican authorities. CEMEX expects to conclude this transaction during the first quarter of 2017.

Effective January 1, 2015, as part of a series of related transactions agreed on October 31, 2014 with Holcim Ltd. (“Holcim”), then a global producer of building materials based in Switzerland, currently LafargeHolcim after the merger of Holcim with Lafarge, S.A., during 2015, CEMEX sold to Holcim its assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 (US$207 or $3,047), while CEMEX maintained its operations in the northern, eastern and southern regions of the country. The operations of the net assets sold by CEMEX to Holcim were consolidated by CEMEX line-by-line for the year ended December 31, 2014, considering that this transaction did not represent the disposal of entire reportable operating segment. In arriving to this conclusion, CEMEX evaluated: a) the Company’s remaining operations in the North, East and South regions of Germany; and b) the relative size of the net assets sold in respect to the Company’s remaining overall ongoing operations in such country. Moreover, as a reasonability check, CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net, net income (loss) and total assets. In any case the 5% threshold was reached.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other disposal groups – continued

For the year 2014, selected combined statement of operations information of the net assets sold in Germany was as follows:

2014
Net sales	$6,655
Operating costs and expenses	(6,428)

Operating earnings before other expenses, net	$227

During 2014, CEMEX sold significantly all the operating assets of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland, and an indirect subsidiary of CEMEX España, for €19 (US$23 or $339), recognizing a loss on sale of approximately €14 (US$17 or $250).

4C)	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

CEMEX’s main activities are oriented to the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Effective January 1, 2016, according to an announcement made by CEMEX’s Chief Executive Officer (“CEO”), the Company’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s CEO. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system for employees of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In accordance with this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis. The financial information by geographic operating segment reported in the tables below for the years ended December 31, 2015 and 2014 was restated in order to give effect to: a) the discontinued operations described in note 4A, and b) the new geographical operating organization described above. Until December 31, 2015, CEMEX’s operations were organized into six geographical regions, also each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South, Central America and the Caribbean, and 6) Asia. Under the current operating organization, the geographical operating segments under the former Mediterranean region were incorporated into the current Europe region or the Asia, Middle East and Africa region, as corresponded.

Considering the financial information that is regularly reviewed by CEMEX’s top management, each of the five geographic regions in which CEMEX operates and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in the notes to the financial statements, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed certain materiality thresholds to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Europe” is mainly comprised of CEMEX’s operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of South, Central America and the Caribbean” is mainly comprised of CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina; and c) “Rest of Asia, Middle East and Africa” is mainly comprised of CEMEX’s operations in the United Arab Emirates, Israel and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA” representing operating earnings before other expenses, net, plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of the ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 16). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as an alternative to cash flows, as a measure of liquidity, or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2016, 2015 and 2014 was as follows:

2016	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$53,579	(848)	52,731	19,256	2,390	16,866	(608)	(339)	2,695
United States	68,553	—	68,553	11,159	6,605	4,554	2,911	(489)	(205)
Europe
United Kingdom	21,153	—	21,153	3,606	1,047	2,559	711	(63)	(393)
Germany	9,572	(1,385)	8,187	553	464	89	(64)	(15)	(85)
France	14,535	—	14,535	669	484	185	(110)	(53)	2
Spain	6,563	(841)	5,722	814	663	151	(112)	(37)	(9)
Rest of Europe	10,881	(629)	10,252	1,420	914	506	(63)	(23)	203
South, Central America and the Caribbean (“SAC”)
Colombia [1]	12,415	(1)	12,414	3,975	489	3,486	(575)	46	38
Rest of SAC [1]	18,820	(1,252)	17,568	6,126	892	5,234	(1,255)	(65)	(150)
Asia, Middle East and Africa (“AMEA”)
Egypt	6,950	(5)	6,945	2,454	539	1,915	(213)	(78)	(253)
Philippines [2]	9,655	—	9,655	2,687	530	2,157	21	(1)	(24)
Rest of AMEA	12,676	(12)	12,664	1,607	325	1,282	(122)	(27)	(33)
Others	19,128	(8,598)	10,530	(2,915)	805	(3,720)	(2,167)	(20,324)	2,655

Continuing operations	264,480	(13,571)	250,909	51,411	16,147	35,264	(1,646)	(21,468)	4,441
Discontinued operations	8,223	(207)	8,016	1,355	537	818	(15)	(29)	4

Total	$272,703	(13,778)	258,925	52,766	16,684	36,082	(1,661)	(21,497)	4,445

1

CEMEX Latam Holdings, S.A. (“CLH”), entity incorporated in Spain which since 2012 trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, El Salvador and Brasil. At year end 2016, there is a non controlling interest in CLH of approximately 26.72% of its ordinary shares, excluding shares held in CLH’s treasury.

2

CEMEX’s operations in the Philippines are conducted through CEMEX Holdings Philippines, Inc. (“CHP”), subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP (note 20D). At year end 2016, there is a non controlling interest in CHP of 45.0% of its ordinary shares.

2015	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$50,260	(5,648)	44,612	15,362	2,399	12,963	(684)	(210)	915
United States	58,668	(18)	58,650	8,080	5,865	2,215	252	(439)	(159)
Europe
United Kingdom	20,227	—	20,227	2,705	1,004	1,701	(147)	(95)	(299)
Germany	8,285	(1,276)	7,009	542	389	153	49	(14)	(61)
France	12,064	—	12,064	670	438	232	(8)	(48)	(10)
Spain	6,151	(755)	5,396	1,031	604	427	(735)	(72)	(2)
Rest of Europe	10,010	(767)	9,243	1,419	972	447	(182)	(57)	(75)
South, Central America and the Caribbean (“SAC”)
Colombia	11,562	(2)	11,560	4,041	500	3,541	(88)	(50)	(570)
Rest of SAC	19,169	(2,285)	16,884	5,211	844	4,367	(267)	(43)	(113)
Asia, Middle East and Africa (“AMEA”)
Egypt	6,923	(5)	6,918	1,777	536	1,241	(254)	(115)	114
Philippines	8,436	(4)	8,432	2,206	447	1,759	(12)	(20)	19
Rest of AMEA	11,025	—	11,025	1,264	277	987	(69)	(23)	97
Others	17,058	(8,752)	8,306	(2,954)	590	(3,544)	(898)	(18,581)	(1,091)

Continuing operations	239,838	(19,512)	220,326	41,354	14,865	26,489	(3,043)	(19,767)	(1,235)
Discontinued operations	10,918	(57)	10,861	1,381	771	610	33	(33)	(32)

Total	$250,756	(19,569)	231,187	42,735	15,636	27,099	(3,010)	(19,800)	(1,267)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Selected information of the statements of operations by geographic operating segment – continued

2014	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$51,412	(10,143)	41,269	13,480	2,420	11,060	734	(262)	481
United States	45,691	(33)	45,658	4,962	5,296	(334)	(352)	(411)	(123)
Europe
United Kingdom	17,071	—	17,071	1,672	1,004	668	1,062	(33)	(378)
Germany	14,138	(1,247)	12,891	869	625	244	(797)	(29)	(122)
France	12,914	—	12,914	852	516	336	(94)	(72)	(4)
Spain	4,717	(559)	4,158	363	571	(208)	(2,107)	(29)	(4)
Rest of Europe	9,101	(921)	8,180	1,080	667	413	(367)	(26)	(56)
South, Central America and the Caribbean (“SAC”)
Colombia	13,242	(1)	13,241	4,838	476	4,362	52	(90)	(353)
Rest of SAC	16,292	(1,865)	14,427	4,767	688	4,079	(101)	(44)	9
Asia, Middle East and Africa (“AMEA”)
Egypt	7,123	(12)	7,111	2,664	474	2,190	(209)	(28)	15
Philippines	5,912	(2)	5,910	1,374	338	1,036	40	(5)	(8)
Rest of AMEA	9,694	(6)	9,688	1,098	254	844	(147)	(19)	27
Others	13,531	(6,107)	7,424	(2,463)	374	(2,837)	(2,759)	(20,435)	3,047

Continuing operations	220,838	(20,896)	199,942	35,556	13,703	21,853	(5,045)	(21,483)	2,531
Discontinued operations	10,134	(53)	10,081	1,084	753	331	(83)	(18)	(37)

Total	$230,972	(20,949)	210,023	36,640	14,456	22,184	(5,128)	(21,501)	2,494

The information of share of profits of equity accounted investees by geographic operating segment for the years ended December 31, 2016, 2015 and 2014 is included in the note 13A.

As of December 31, 2016 and 2015, selected balance sheet information by geographic segment was as follows:

2016	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$490	70,012	70,502	20,752	49,750	1,651
United States	1,587	287,492	289,079	30,118	258,961	3,760
Europe
United Kingdom	104	32,469	32,573	22,914	9,659	599
Germany	74	8,396	8,470	6,694	1,776	507
France	909	16,855	17,764	6,829	10,935	379
Spain	13	27,251	27,264	3,206	24,058	490
Rest of Europe	276	16,223	16,499	4,643	11,856	440
South, Central America and the Caribbean
Colombia	—	26,532	26,532	11,548	14,984	3,633
Rest of South, Central America and the Caribbean	28	22,321	22,349	5,931	16,418	637
Asia, Middle East and Africa
Egypt	1	5,512	5,513	2,907	2,606	381
Philippines	6	12,308	12,314	2,696	9,618	341
Rest of Asia, Middle East and Africa	—	12,347	12,347	6,994	5,353	394
Others	6,996	26,333	33,329	276,305	(242,976)	67

Continuing operations	10,484	564,051	574,535	401,537	172,998	13,279
Assets held for sale and directly related liabilities (note 12A)	4	25,189	25,193	1,466	23,727	(1)

Total	$10,488	589,240	599,728	403,003	196,725	13,278

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Selected information of the balance sheet by geographic operating segment – continued

2015	Equity accounted investees	Other segment Assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$438	75,215	75,653	16,936	58,717	1,177
United States	1,228	260,847	262,075	22,832	239,243	3,453
Europe
United Kingdom	103	32,339	32,442	19,054	13,388	925
Germany	64	7,278	7,342	5,988	1,354	362
France	582	14,577	15,159	6,704	8,455	515
Spain	94	23,544	23,638	2,810	20,828	281
Rest of Europe	291	15,043	15,334	4,025	11,309	594
South, Central America and the Caribbean
Colombia	—	19,499	19,499	8,959	10,540	2,601
Rest of South, Central America and the Caribbean	24	21,714	21,738	5,110	16,628	965
Asia, Middle East and Africa
Egypt	11	9,310	9,321	4,499	4,822	762
Philippines	6	10,447	10,453	2,907	7,546	329
Rest of Asia, Middle East and Africa	—	12,055	12,055	6,205	5,850	288
Others	9,309	22,855	32,164	271,794	(239,630)	61

Continuing operations	12,150	524,723	536,873	377,823	159,050	12,313
Assets held for sale and directly related liabilities (note 12A)	4	5,387	5,391	673	4,718	154

Total	$12,154	530,110	542,264	378,496	163,768	12,467

1	In 2016 and 2015, the total “Additions to fixed assets” includes capital expenditures of approximately $12,676 and $11,454, respectively (note 14).

Total consolidated liabilities as of December 31, 2016 and 2015 included debt of $236,232 and $229,343, respectively. Of such balances, as of December 31, 2016 and 2015, approximately 73% and 71% was in the Parent Company, less than 1% and 1% was in Spain, 25% and 27% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 2% and 1% was in other countries, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

Net sales by product and geographic segment for the years ended December 31, 2016, 2015 and 2014 were as follows:

2016	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$37,647	13,664	3,156	11,773	(13,509)	52,731
United States	28,585	36,452	15,296	7,999	(19,779)	68,553
Europe
United Kingdom	5,267	7,830	8,195	7,889	(8,028)	21,153
Germany	3,416	4,539	2,112	2,262	(4,142)	8,187
France	—	11,883	5,640	278	(3,266)	14,535
Spain	5,478	823	196	472	(1,247)	5,722
Rest of Europe	6,397	4,241	1,475	555	(2,416)	10,252
South, Central America and the Caribbean
Colombia	8,814	4,522	1,364	1,761	(4,047)	12,414
Rest of South, Central America and the Caribbean	16,660	3,493	914	563	(4,062)	17,568
Asia, Middle East and Africa
Egypt	6,076	943	26	217	(317)	6,945
Philippines	9,405	143	164	70	(127)	9,655
Rest of Asia, Middle East and Africa	961	10,293	2,573	1,407	(2,570)	12,664
Others	—	—	—	19,127	(8,597)	10,530

Continuing operations	128,706	98,826	41,111	54,373	(72,107)	250,909
Discontinued operations	2,122	250	15	5,747	(118)	8,016

Total	$130,828	99,076	41,126	60,120	(72,225)	258,925

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Selected information of net sales by sector and geographic operating segment – continued

2015	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$30,384	13,163	2,860	9,956	(11,751)	44,612
United States	23,358	30,575	12,524	8,758	(16,565)	58,650
Europe
United Kingdom	4,705	7,729	7,614	7,859	(7,680)	20,227
Germany	3,098	3,749	1,790	2,103	(3,731)	7,009
France	—	10,026	4,410	224	(2,596)	12,064
Spain	5,265	721	150	392	(1,132)	5,396
Rest of Europe	5,966	3,623	1,191	519	(2,056)	9,243
South, Central America and the Caribbean
Colombia	8,158	4,428	1,329	1,345	(3,700)	11,560
Rest of South, Central America and the Caribbean	14,846	3,850	898	731	(3,441)	16,884
Asia, Middle East and Africa
Egypt	6,052	975	36	236	(381)	6,918
Philippines	8,270	115	95	62	(110)	8,432
Rest of Asia, Middle East and Africa	880	8,945	1,980	1,180	(1,960)	11,025
Others	—	—	—	17,057	(8,751)	8,306

Continuing operations	110,982	87,899	34,877	50,422	(63,854)	220,326
Discontinued operations	2,787	2,678	1,296	4,885	(785)	10,861

Total	$113,769	90,577	36,173	55,307	(64,639)	231,187

2014	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$27,667	12,855	2,963	9,056	(11,272)	41,269
United States	17,937	21,490	9,886	8,857	(12,512)	45,658
Europe
United Kingdom	3,824	6,666	6,128	7,929	(7,476)	17,071
Germany	4,883	6,600	4,042	2,434	(5,068)	12,891
France	—	10,826	4,585	215	(2,712)	12,914
Spain	3,856	783	168	359	(1,008)	4,158
Rest of Europe	5,305	3,154	1,089	341	(1,709)	8,180
South, Central America and the Caribbean
Colombia	9,544	4,964	1,547	770	(3,584)	13,241
Rest of South, Central America and the Caribbean	13,123	3,417	712	690	(3,515)	14,427
Asia, Middle East and Africa
Egypt	6,402	542	19	318	(170)	7,111
Philippines	5,849	48	—	27	(14)	5,910
Rest of Asia, Middle East and Africa	593	7,993	1,831	1,093	(1,822)	9,688
Others	—	—	—	11,607	(4,183)	7,424

Continuing operations	98,983	79,338	32,970	43,696	(55,045)	199,942
Discontinued operations	2,694	2,827	1,356	3,992	(788)	10,081

Total	$101,677	82,165	34,326	47,688	(55,833)	210,023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

5)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2016, 2015 and 2014 by function are as follows:

	2016	2015	2014
Administrative expenses [1]	$20,883	18,717	16,984
Selling expenses	6,954	5,943	5,674
Distribution and logistics expenses	25,925	23,109	20,689

	$53,762	47,769	43,347

1

The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2016, 2015 and 2014, total combined expenses of these departments recognized within administrative expenses were approximately $712 (US$38), $660 (US$41) and $538 (US$36), respectively.

Depreciation and amortization recognized during 2016, 2015 and 2014 are detailed as follows:

	2016	2015	2014
Depreciation and amortization expense included in cost of sales	$14,299	13,329	12,379
Depreciation and amortization expense included in administrative, selling and distribution and logistics expenses	1,848	1,536	1,324

	$16,147	14,865	13,703

6)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” in 2016, 2015 and 2014 was as follows:

	2016	2015	2014
Impairment losses and remeasurement of assets held for sale [1]	$(2,516)	(1,526)	(3,848)
Restructuring costs [2]	(778)	(845)	(544)
Charitable contributions	(93)	(60)	(18)
Results from the sale of assets and others, net	1,741	(612)	(635)

	$(1,646)	(3,043)	(5,045)

1	The main effects included in this line item for the years ended December 31, 2016, 2015 and 2014 are described in notes 13B, 14, 15 and 24A.
2	In 2016, 2015 and 2014, restructuring costs mainly refer to severance payments.

7)	OTHER FINANCIAL INCOME (EXPENSE), NET

The detail of the line item “Other financial income (expense), net” in 2016, 2015 and 2014 was as follows:

	2016	2015	2014
Financial income	$417	315	312
Results from financial instruments, net (notes 13B and 16D)	113	(2,729)	(880)
Foreign exchange results	4,943	2,083	3,936
Effects of NPV on assets and liabilities and others, net	(1,032)	(904)	(837)

	$4,441	(1,235)	2,531

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2016 and 2015, consolidated cash and cash equivalents consisted of:

	2016	2015
Cash and bank accounts	$9,044	11,395
Fixed-income securities and other cash equivalents	2,511	3,885

	$11,555	15,280

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of approximately $250 in 2016 and $258 in 2015, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

9) TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2016 and 2015, consolidated trade accounts receivable consisted of:

	2016	2015
Trade accounts receivable	$32,088	29,773
Allowances for doubtful accounts	(2,139)	(1,999)

	$29,949	27,774

As of December 31, 2016 and 2015, trade accounts receivable include receivables of $13,644 (US$658) and $12,858 (US$746), respectively, that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico, the United States, France and the United Kingdom. Under the outstanding securitization programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $2,549 in 2016 and $2,357 in 2015. Therefore, the funded amount to CEMEX was $11,095 (US$535) in 2016 and $10,501 (US$609) in 2015, representing the amounts recognized within the line item of “Other financial obligations.” The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately $258 (US$14) in 2016, $249 (US$16) in 2015 and $298 (US$22) in 2014. CEMEX’s securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2016 in Mexico, the United States, France and the United Kingdom mature in March 2017, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation of this caption allowance for doubtful accounts in 2016, 2015 and 2014, were as follows:

	2016	2015	2014
Allowances for doubtful accounts at beginning of period	$1,999	1,856	1,804
Charged to selling expenses	556	439	442
Deductions	(867)	(270)	(394)
Foreign currency translation effects	451	(26)	4

Allowances for doubtful accounts at end of period	$2,139	1,999	1,856

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2016 and 2015, consolidated other accounts receivable consisted of:

	2016	2015
Non-trade accounts receivable[1]	$2,503	2,332
Interest and notes receivable[2]	1,523	1,332
Loans to employees and others	188	177
Refundable taxes	965	976

	$5,179	4,817

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2

Includes $27 in 2016 and $148 in 2015, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20D). In addition, in 2016, includes CEMEX Colombia’s beneficial interest in a trust oriented to promote housing projects, which its only asset is land in the municipality of Zipaquira, Colombia and its only liability is a bank credit for approximately $148, guaranteed by CEMEX Colombia, obtained to purchase the land. The estimated fair value of the land as determined by external appraiser significantly exceeds the amount of the loan.

11)	INVENTORIES, NET

As of December 31, 2016 and 2015, the consolidated balance of inventories was summarized as follows:

	2016	2015
Finished goods	$5,805	6,439
Work-in-process	3,316	3,160
Raw materials	3,112	3,217
Materials and spare parts	4,888	4,822
Inventory in transit	1,176	525
Allowance for obsolescence	(435)	(447)

	$17,862	17,716

For the years ended December 31, 2016, 2015 and 2014, CEMEX recognized within “Cost of sales” in profit or loss, inventory impairment losses of approximately $52, $49 and $36, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

12)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

12A)	ASSETS HELD FOR SALE

As of December 31, 2016 and 2015, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2016			2015
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
Concrete Pipe Division (note 4A)	$9,426	642	8,784	$—	—	—
CEMEX’s operations in Croatia (note 4A)	4,164	651	3,513	3,446	673	2,773
Fairborn cement plant (note 4B)	5,957	164	5,793	—	—	—
Concrete pumping equipment (note 4B)	213	—	213	—	—	—
Idle assets in Andorra, Spain	560	—	560	481	—	481
Investment in GCC shares (note 13A)[1]	3,882	—	3,882	—	—	—
Other assets held for sale[2]	991	9	982	1,464	—	1,464

	$25,193	1,466	23,727	$5,391	673	4,718

1	CEMEX analyzes alternatives to sell its investment in 23% of GCC’s common stock in the short-term. See note 26 for subsequent events related to this investment.
2	During 2014, CEMEX recognized impairment losses in connection with the remeasurement of other assets held for sale for approximately $55.

12B)	OTHER CURRENT ASSETS

As of December 31, 2016 and 2015, other current assets are mainly comprised of advance payments.

13)	EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13A)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2016 and 2015, the main investments in common shares of associates were as follows:

	Activity	Country	%	2016	2015
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$3,674	600
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	—	—	5,613
Trinidad Cement Limited	Cement	Trinidad and Tobago	39.5	1,689	1,543
Concrete Supply Co. LLC	Concrete	United States	40.0	1,234	932
Akmenes Cementas AB	Cement	Lithuania	37.8	586	560
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	33.9	474	385
Lehigh White Cement Company	Cement	United States	24.5	334	276
Société Méridionale de Carrières	Aggregates	France	33.3	300	241
Société d’Exploitation de Carrières	Aggregates	France	50.0	257	202
Industrias Básicas, S.A.	Cement	Panama	25.0	155	133
Other companies	—	—	—	1,781	1,665

				$10,484	12,150

Out of which:
Book value at acquisition date				$8,260	4,683
Changes in stockholders’ equity				$2,224	7,467

As of December 31, 2016 and 2015, there were no written put options for the purchase of investments in associates.

On December 5, 2016, through one of its indirect subsidiaries, Sierra Trading (“Sierra”), CEMEX presented an offer and take-over bid (the “Offer”) to all shareholders of Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL for $4.50 trinitarian dollars (“TT”) in cash per TCL share, which together with Sierra’s existing share ownership in TCL of approximately 39.5%, would, if successful, result in Sierra holding up to 74.9% of the equity share capital in TCL. Full acceptance of the Offer would result in a cash payment by Sierra of approximately TT$597 million (US$89 or $1,844). The Offer price represents a premium of 33.1% over the December 1, 2016 closing price of TCL’s shares in the Trinidad and Tobago Stock Exchange. Among other conditions, the Offer is conditional on Sierra acquiring at least an amount of TCL shares that would allow CEMEX to consolidate TCL. Unless extended, the Offer period is expected to close on January 10, 2017. If the Offer is successful, TCL will continue operating as usual and will be maintained as a publicly listed company on the Trinidad and Tobago Stock Exchange with the benefit of a strong local shareholding together with the enhanced benefit of proven management and operational expertise from CEMEX. TCL’s main operations are in Trinidad and Tobago, Jamaica and Barbados. TCL is the majority shareholder of Caribbean Cement Company Limited, a main cement producer in Jamaica. In connection with the Offer, on December 23, 2016, the Board of Directors of TCL announced its recommendation to TCL’s shareholders of not selling their shares (see note 26 for recent developments related to the Offer).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Equity accounted investees – continued

During 2016, the Parent Company participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect parent company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX’s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged on equivalent basis into a 40.1% interest in Camcem and a 23% interest in GCC, which shares of the latest trade in the MSE (note 12A).

In addition, during 2015, through the exercise of its preemptive rights in TCL’s rights issuance and the purchase of shares not subscribed and fully paid up by other eligible TCL shareholders in the rights issuance, Sierra increased its participation in TCL from 20% to 39.5% for approximately $774 (US$45). Moreover, in April 2015, CEMEX and TCL entered into a Technical Services Agreement (the “TSA”) pursuant to which CEMEX will provide TCL with technical, managerial and other assistance from May 1, 2015 to May 1, 2018, unless earlier terminated.

Share of profit of equity accounted investees by geographic operating segment in 2016, 2015 and 2014 is detailed as follows:

	2016	2015	2014
Mexico	$452	330	242
United States	253	92	4
Europe	54	340	74
Corporate and others	(71)	(24)	(26)

	$688	738	294

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2016 and 2015 is set forth below:

	2016	2015
Current assets	$21,651	16,002
Non-current assets	41,085	30,435

Total assets	62,736	46,437

Current liabilities	11,612	8,342
Non-current liabilities	22,436	15,242

Total liabilities	34,048	23,584

Total net assets	$28,688	22,853

Combined selected information of the statements of operations of CEMEX’s associates in 2016, 2015 and 2014 is set forth below:

	2016	2015	2014
Sales	$29,791	25,484	21,173
Operating earnings	4,730	3,523	1,931
Income before income tax	3,111	3,350	484
Net income	1,860	2,403	228

13B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2016 and 2015, consolidated other investments and non-current accounts receivable were summarized as follows:

	2016	2015
Non-current portion of valuation of derivative financial instruments	$1,900	869
Non-current accounts receivable and other investments[1]	4,501	4,731
Investments available-for-sale[2]	491	632
Investments held for trading[3]	157	317

	$7,049	6,549

1

Includes, among other items: a) advances to suppliers of fixed assets of approximately $52 in 2016 and $54 in 2015; and b) the non-current portion of a restricted investment used to pay coupons under the perpetual debentures (note 20D) of $83 in 2015. CEMEX recognized impairment losses of non-current accounts receivable in Costa Rica of approximately $21 in 2016, Egypt and Colombia of approximately $71 and $22 in 2015, respectively; and the United Kingdom of approximately $16 in 2014.

2

This line item refers mainly to an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized as available for sale at fair value and changes in valuation are recorded in other comprehensive loss until its disposal.

3	This line item refers to investments in private funds. In 2016 and 2015, no contributions were made to such private funds.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2016 and 2015, consolidated property, machinery and equipment, net and the changes in such line item during 2016, 2015 and 2014, were as follows:

	2016
	Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total
Cost at beginning of period	$85,763	47,205	210,175	13,813	356,956
Accumulated depreciation and depletion	(12,194)	(20,852)	(109,777)	—	(142,823)

Net book value at beginning of period	73,569	26,353	100,398	13,813	214,133
Capital expenditures	2,149	1,856	8,671	—	12,676
Additions through capital leases	—	—	7	—	7
Capitalization of financial expense	—	—	—	175	175
Stripping costs	421	—	—	—	421

Total capital expenditures	2,570	1,856	8,678	175	13,279
Disposals[4]	(388)	(140)	(1,268)	(44)	(1,840)
Reclassifications[5]	(2,029)	(703)	(1,731)	(86)	(4,549)
Depreciation and depletion for the period	(2,430)	(2,068)	(9,658)	—	(14,156)
Impairment losses	(671)	(302)	(547)	(378)	(1,898)
Foreign currency translation effects	9,516	1,388	7,548	3,690	22,142

Cost at end of period	96,410	50,131	228,438	17,170	392,149
Accumulated depreciation and depletion	(16,273)	(23,747)	(125,018)	—	(165,038)

Net book value at end of period	$80,137	26,384	103,420	17,170	227,111

	2015
	Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total	2014
Cost at beginning of period	$78,511	43,473	185,629	13,480	321,093	309,668
Accumulated depreciation and depletion	(9,836)	(16,970)	(91,359)	—	(118,165)	(103,951)

Net book value at beginning of period	68,675	26,503	94,270	13,480	202,928	205,717
Capital expenditures	1,429	1,198	8,827	—	11,454	8,866
Additions through capital leases	—	—	63	—	63	108
Capitalization of financial expense	—	—	—	73	73	—
Stripping costs	723	—	—	—	723	512

Total capital expenditures	2,152	1,198	8,890	73	12,313	9,486
Disposals[4]	(713)	(544)	(987)	(3)	(2,247)	(2,461)
Reclassifications[5]	(1,147)	(982)	(929)	(41)	(3,099)	(6,828)
Business combinations	1,372	757	1,869	6	4,004	—
Depreciation and depletion for the period	(2,007)	(1,969)	(9,552)	—	(13,528)	(12,949)
Impairment losses	(338)	(114)	(693)	—	(1,145)	(589)
Foreign currency translation effects	5,575	1,504	7,530	298	14,907	10,552

Cost at end of period	85,763	47,205	210,175	13,813	356,956	321,093
Accumulated depreciation and depletion	(12,194)	(20,852)	(109,777)	—	(142,823)	(118,165)

Net book value at end of period	$73,569	26,353	100,398	13,813	214,133	202,928

1

Includes corporate buildings and related land sold to financial institutions in previous years, which were leased back. The aggregate carrying amount of these assets as of December 31, 2016 and 2015 was approximately $1,777 and $1,865, respectively.

2	Includes assets, mainly mobile equipment, acquired through capital leases, which carrying amount as of December 31, 2016 and 2015 was approximately $48 and $63, respectively.
3

In July 2014, CEMEX began the construction of a new cement plant in the municipality of Maceo, Antioquia department in Colombia with an annual production capacity of approximately 1.1 million tons. The first phase included the construction of a cement mill, which has been in testing phase with supplies of clinker from Caracolito plant in Ibague and the cement produced has been used entirely in the construction of the plant. The next phase that includes the construction of the kiln and the plant’s access road is expected to be completed in phases by the first half of 2017, in order to start commercial operations during the second half of 2017, considering the successful conclusion of several undergoing procedures related to certain operational permits. In 2016, includes an investment reduction of approximately $483 (US$23), of which, approximately $295 (US$14) were recognized as impairment against the line item of “Other expenses, net”, considering that the assets, mainly advances for the purchase of land through a representative, were considered contingent assets considering based on low probability for their recoverability due to deficiencies in the legal processes, and approximately $188 (US$9) were decreased against “Other accounts payable” in connection with the cancellation of the portion payable of such assets (notes 6 and 24A). CEMEX determined an original total investment in the plant of approximately US$340. As of December 31, 2016, Maceo project’s book value, net of adjustments, is for an amount in Colombian pesos equivalent to approximately US$275, excluding US$11 of interest capitalized during the construction period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Property, machinery and equipment, net – continued

4

In 2016, includes sales of non-strategic fixed assets in the United States, Mexico, and France for $317, $281 and $165, respectively. In 2015, includes the sales of non-strategic fixed assets in the United Kingdom, the United States and Spain for $584, $451 and $417, respectively. In 2014, includes the sales of non-strategic fixed assets in the United States, the United Kingdom and Ireland for $757, $539 and $537, respectively.

5

In 2016, refers mainly to those assets of the Concrete Pipe Business in the United States for $2,747, as well as other disposal groups in the United States reclassified to assets available for sale for $1,386 (notes 4A, 4B and 12A). In 2015, refers to assets in Croatia for $2,562 and other disposal groups in the United States reclassified to assets available for sale for $537 (notes 4A, 4B and 12A). In 2014 refers primarily to the reclassification to other current assets in connection with the sale of assets in the western region of Germany and the projected sale of idle assets in Andorra, Spain (notes 4B and 12A) for $3,956 and $2,601, respectively.

As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions, such as the situation in Puerto Rico in the last quarter of 2016 due to the adverse outlook and the overall uncertain economic conditions in such country; b) the transferring of installed capacity to more efficient plants, such as the projected closing in the short-term of a cement mill in Colombia; as well as c) the recoverability of certain investments in Colombia as described above, for the years ended December 31, 2016, 2015 and 2014, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (note 2J) during the years ended December 31, 2016, 2015 and 2014 in the following countries and for the following amounts:

	2016	2015	2014
Puerto Rico	$1,087	172	—
Colombia	454	—	—
Spain	—	392	125
United States	277	269	108
Latvia	—	126	—
Panama	—	118	—
Mexico	46	46	221
United Kingdom	—	19	59
Germany	—	—	19
Other countries	34	3	43

	$1,898	1,145	575

15)	GOODWILL AND INTANGIBLE ASSETS, NET

15A)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2016 and 2015, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2016			2015
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	$205,835	—	205,835	$183,752	—	183,752
Intangible assets of definite useful life:
Extraction rights	40,994	(5,948)	35,046	34,927	(4,600)	30,327
Industrial property and trademarks	707	(350)	357	822	(200)	622
Customer relationships	4,343	(4,084)	259	6,166	(5,162)	1,004
Mining projects	961	(84)	877	992	(187)	805
Others intangible assets	13,796	(9,150)	4,646	10,900	(7,092)	3,808

	$266,636	(19,616)	247,020	$237,559	(17,241)	220,318

The amortization of intangible assets of definite useful life was approximately $1,991 in 2016, $1,848 in 2015 and $1,508 in 2014, and was recognized within operating costs and expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Goodwill

Changes in consolidated goodwill in 2016, 2015 and 2014, were as follows:

	2016	2015	2014
Balance at beginning of period	$183,752	160,544	144,457
Business combinations	—	64	—
Disposals, net (note 4B)	(3,340)	(552)	—
Reclassification to assets held for sale and other current assets (notes 4A, 4B and 12)	(9,734)	(404)	—
Foreign currency translation effects	35,157	24,100	16,087

Balance at end of period	$205,835	183,752	160,544

Intangible assets of definite life

Changes in intangible assets of definite life in 2016, 2015 and 2014, were as follows:

	2016
	Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others[1]	Total
Balance at beginning of period	$30,327	622	1,004	805	3,808	36,566
Additions (disposals), net[1]	202	(760)	—	(382)	343	(597)
Amortization	(712)	(293)	(658)	(12)	(316)	(1,991)
Impairment losses	(6)	—	—	—	(19)	(25)
Foreign currency translation effects	5,235	788	(87)	466	830	7,232

Balance at the end of period	$35,046	357	259	877	4,646	41,185

	2015
	Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others[1]	Total	2014
Balance at beginning of period	$27,330	122	1,393	1,501	2,594	32,940	30,483
Business combinations	458	—	156	—	2	616	—
Additions (disposals), net [1]	157	133	(1)	(577)	102	(186)	653
Reclassifications (notes 4A, 4B and 12)	1	—	—	—	—	1	(5)
Amortization	(813)	(132)	(601)	(32)	(270)	(1,848)	(1,508)
Impairment losses	(10)	—	—	—	—	(10)	—
Foreign currency translation effects	3,204	499	57	(87)	1,380	5,053	3,317

Balance at the end of period	$30,327	622	1,004	805	3,808	36,566	32,940

1

As of December 31, 2016 and 2015, “Others” includes the carrying amount of internal-use software of approximately $2,544 and $2,077, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to approximately $769 in 2016, $615 in 2015 and $702 in 2014.

15B)	MAIN ACQUISITIONS DURING THE REPORTED PERIODS

In connection with the agreements entered into with Holcim on October 31, 2014 as described in note 4B, CEMEX and Holcim agreed to conduct a series of related transactions, finally executed on January 5, 2015 after customary conditions precedent were concluded, with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 (US$139 or $2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country; c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for approximately €88 (US$106 or $1,562), after working capital adjustments; and d) CEMEX agreed a final payment in cash, after combined debt and working capital adjustments agreed with Holcim of approximately €33 (US$40 or $594). The aforementioned transactions were authorized by the European competition authority in the case of Germany and Spain, and by the Czech Republic authority in respect to the transaction in this country. As of January 1, 2015, after concluding the purchase price allocation to the fair values of the assets acquired and liabilities assumed, no goodwill was determined in respect of the Czech Republic, while in Spain, the fair value of the net assets acquired for approximately €106 (US$129 or $1,894) exceeded the purchase price in approximately €19 (US$22 or $328), mainly as a result of market conditions in Spain and production overcapacity in the region.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Main acquisitions during the reported periods – continued

After performing the required reassessment of fair values, this gain was recognized during 2015 in profit or loss. The purchase price allocation was as follows:

	Czech Republic	Spain	Total
Current assets	$231	59	290
Property, machinery and equipment	1,419	2,004	3,423
Other non-current assets	270	—	270
Intangible assets	590	2	592

Fair value of assets acquired	2,510	2,065	4,575

Current liabilities	117	57	174
Non-current liabilities	344	114	458

Fair value of liabilities assumed	461	171	632

Fair value of net assets acquired	$2,049	1,894	3,943

15C)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2016 and 2015, goodwill balances allocated by operating segment were as follows:

	2016	2015
Mexico	$7,529	7,015
United States	162,692	146,161
Europe
Spain	12,316	10,659
United Kingdom	6,043	5,330
France	4,524	3,860
Czech Republic	546	488
South, Central America and the Caribbean
Colombia	6,461	5,236
Dominican Republic	250	215
Rest of South, Central America and the Caribbean[1]	1,034	877
Asia, Middle East and Africa
Philippines	1,911	1,660
United Arab Emirates	1,748	1,562
Egypt	231	232
Others
Other reporting segments[2]	550	457

	$205,835	183,752

1	This caption refers to the operating segments in the Caribbean, Argentina, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. Considering materiality for disclosure purposes, certain balances of goodwill were presented for Rest of South, Central America and the Caribbean, but this does not represent that goodwill was tested at a higher level than for operations in an individual country.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the long-term growth rates applied. CEMEX’s cash flow projections to determine the value in use of its CGUs to which goodwill has been allocated consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry specific interest rates observed in recent transactions. Other key assumptions used to determine CEMEX’s discounted cash flows are volume and price increases or decreases by main product during the projected periods. Volume increases or decreases generally reflect forecasts issued by trustworthy external sources, occasionally adjusted based on CEMEX’s actual backlog, experience and judgment considering its concentration in certain sectors, while price changes normally reflect the expected inflation in the respective country. Operating costs and expenses during all periods are maintained as a fixed percent of revenues considering historic performance. During the last quarter of 2016, 2015 and 2014, CEMEX performed its annual goodwill impairment test. Based on these analyses, CEMEX did not determine impairment losses of goodwill in any of the reported periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates
Groups of CGUs	2016	2015	2014	2016	2015	2014
United States	8.6%	8.6%	8.7%	2.5%	2.5%	2.5%
Spain	9.5%	9.9%	10.1%	1.6%	1.9%	2.0%
Mexico	9.8%	9.6%	9.7%	2.9%	3.5%	3.8%
Colombia	10.0%	9.8%	9.7%	4.0%	4.0%	3.0%
France	9.1%	9.0%	9.2%	1.8%	1.6%	1.7%
United Arab Emirates	10.2%	10.2%	10.4%	3.4%	3.6%	3.4%
United Kingdom	8.8%	8.8%	9.0%	1.9%	2.3%	2.4%
Egypt	11.4%	12.5%	11.6%	6.0%	4.6%	4.0%
Range of rates in other countries	9.1% - 12.8%	9.0% - 13.8%	9.2% - 14.0%	2.2% - 7.0%	2.4% - 4.3%	2.1% - 4.9%

As of December 31, 2016, the discount rates used by CEMEX in its cash flows projections remained relatively flat in the countries with the most significant goodwill balances as compared to the values determined in 2015. During the year, the funding cost observed in industry decreased from 6.9% in 2015 to 6.2% in 2016, and the risk free rate also decreased from approximately 3.2% in 2015 to 2.7% in 2016. These reductions were partially offset by overall increases in the sovereign risk rate of the majority of the countries as well as in the risk multiple associated to the Company which increased from 1.08 in 2015 to 1.29 in 2016. As of December 31, 2015, the discount rates remained almost flat in most cases as compared to the values determined in 2014. Among other factors, the funding cost observed in industry increased from 6.1% in 2014 to 6.9% in 2015, and the risk free rate increased from approximately 3.1% in 2014 to 3.2 % in 2015. Nonetheless, these increases were offset by reductions in 2015 in the country specific sovereign yields in the majority of the countries where CEMEX operates. As of December 31, 2014, the discount rates decreased mainly as a result of the reduction of the funding cost as compared to the prior year and the reduction in the risk free rate, significant assumptions in the determination of the discount rates. In respect to long-term growth rates, following general practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.0 times in 2016 and 2015, respectively; and 9.5 times in 2014. CEMEX’s own Operating EBITDA multiple was 8.9 times in 2016, 8.7 times in 2015 and 10.9 times in 2014. The lowest multiple observed in CEMEX’s benchmark was 5.9 times in 2016, 5.8 times in 2015 and 6.0 times in 2014, and the highest being 18.3 times in 2016, 18.0 times in 2015 and 16.4 times in 2014.

As of December 31, 2016, 2015 and 2014, none of CEMEX’s sensitivity analyses resulted in a relative impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX market capitalization has been affected over several years after the 2008 global crisis, which CEMEX believes is due to several factors, among others: a) the slower recovery of the construction industry in the United States, one of CEMEX’s main markets, which suffered one of the most deepest recessions since the Great Depression, which also significantly affected CEMEX’s operations in key countries and regions such as Mexico and Europe, and consequently CEMEX’s overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt, which generates uncertainty regarding CEMEX’s ability to meet its financial obligations; and c) the generalized capital outflows from Emerging Markets securities, such as Mexico and Colombia, to safer assets in developed countries such as the United States. In dollar terms, CEMEX’s market capitalization as of December 31, 2016 was approximately US$11.2 billion ($232.2 billion), reflecting an increase of approximately 52% as compared to 2015, which was mainly generated by initiatives taken by CEMEX to increase free cash flow from its operations and asset divestments aimed to reduce indebtedness and financial leverage, along with a reduction of risk aversion across global financial markets as U.S. stock indexes reached to new all-time highs and international oil prices partially recovered during 2016 amid reduced global growth concerns, despite the continued depreciation of Emerging Markets currencies against the dollar in 2016 and continued uncertainty of the pace and timing of actions to increase interest rates in the United States. CEMEX market capitalization decreased approximately 41% in 2015 compared to 2014 to approximately US$7.4 billion ($126.8 billion), due to the continuing significant depreciation of the Emerging Markets currencies against the dollar in 2015, which intensified in the second half of the year, driven by the material reduction in the international oil prices, uncertainty generated by the pace and timing of actions to increase interest rates in the United States, China growth concerns, lower global growth expectations and the uncertainty of CEMEX’s income in US Dollar terms from its operations in Emerging Markets such as Mexico and Colombia, countries with important dependence of oil revenues in its government budgets, which may result in the cancellation or delay of government infrastructure projects.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Analysis of goodwill impairment — continued

As of December 31, 2016 and 2015, goodwill allocated to the United States accounted for approximately 79% and 80%, respectively, of CEMEX’s total amount of consolidated goodwill. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last three years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the increases in ready-mix concrete volumes of approximately 1% in 2016, 13% in 2015 and 2% in 2014, and the increases in ready-mix concrete prices of approximately 1% in 2016, 5% in 2015 and 8% in 2014, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

16)	FINANCIAL INSTRUMENTS

16A)	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2016 and 2015, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

	2016			2015
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$519	64,550	65,069	$176	62,319	62,495
Fixed rate debt	697	170,466	171,163	42	166,806	166,848

	$1,216	235,016	236,232	$218	229,125	229,343

Effective rate [1]
Floating rate	9.7%	4.4%		5.5%	4.0%
Fixed rate	4.4%	6.5%		1.5%	7.0%

	2016				2015
Currency	Short-term	Long-term	Total	Effective rate [1]	Short-term	Long-term	Total	Effective rate [1]
Dollars	$114	179,675	179,789	6.3%	$87	187,427	187,514	6.5%
Euros	50	55,292	55,342	4.3%	38	40,954	40,992	4.8%
Pesos	648	—	648	4.4%	—	627	627	4.4%
Other currencies	404	49	453	10.2%	93	117	210	6.3%

	$1,216	235,016	236,232		$218	229,125	229,343

1	In 2016 and 2015, represents the weighted average interest rate of the related debt agreements.

As of December 31, 2016 and 2015, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2016	Short-term	Long-term	2015	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2017 to 2022	$255	1,090	Loans in foreign countries, 2016 to 2022	$78	996
Syndicated loans, 2017 to 2020	36	57,032	Syndicated loans, 2016 to 2020	31	52,825

	291	58,122		109	53,821

Notes payable			Notes payable
Notes payable in Mexico, 2017	—	648	Notes payable in Mexico, 2016 to 2017	—	627
Medium-term notes, 2017 to 2026	—	173,656	Medium-term notes, 2016 to 2025	—	171,988
Other notes payable, 2017 to 2025	173	3,342	Other notes payable, 2016 to 2025	23	2,775

	173	177,646		23	175,390

Total bank loans and notes payable	464	235,768	Total bank loans and notes payable	132	229,211
Current maturities	752	(752)	Current maturities	86	(86)

	$1,216	235,016		$218	229,125

As of December 31, 2016 and 2015, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable for approximately US$84 and US$108, respectively, adjust the balance of payable instruments, and are amortized to financing expense over the maturity of the related debt instruments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Consolidated debt — continued

Changes in consolidated debt for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Debt at beginning of year	$229,343	205,834	190,980
Proceeds from new debt instruments	48,748	52,764	72,534
Debt repayments	(85,798)	(64,237)	(79,248)
Foreign currency translation and inflation effects	43,939	34,982	21,568

Debt at end of year	$236,232	229,343	205,834

As of December 31, 2016 and 2015, as presented in the table above of debt by type of instrument, approximately 25% and 24%, respectively, of CEMEX’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX’s facilities agreement entered into on September 29, 2014, as amended several times in 2015 and 2016 (the “Credit Agreement”) of approximately US$2,745 ($56,879) in 2016 and US$3,062 ($52,763) in 2015.

In addition, as of December 31, 2016 and 2015, as presented in the table above of debt by type of instrument, approximately 75% and 76%, respectively, of CEMEX’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2016 and 2015, CEMEX’s long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer[1,2]	Currency	Principal amount	Rate[1]	Maturity date	Repurchased amount US$	Outstanding amount[3] US$	2016	2015
April 2026 Notes [4]	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	—	1,000	$20,631	—
July 2025 Notes	02/Apr/03	CEMEX Materials, LLC	Dollar	150	7.70%	21/Jul/25	—	150	3,249	2,720
July 2025 Notes	08/Jul/15	CEMEX Colombia S.A.	COP	10,000	8.30%	08/Jul/25	(3)	—	—	55
March 2025 Notes [5]	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	—	750	15,488	12,866
January 2025 Notes [6]	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	22,124	18,382
June 2024 Notes	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	—	421	8,665	—
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(10)	990	19,886	16,483
March 2023 Notes [5]	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	—	579	11,948	10,251
October 2022 Notes [4]	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	(444)	1,056	21,738	24,634
January 2022 Notes [6]	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	—	421	8,696	7,462
April 2021 Notes	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	—	421	8,679	7,448
January 2021 Notes [4]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	(273)	727	14,845	17,009
December 2019 Notes [4]	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	(292)	708	14,471	16,764
April 2019 USD Notes	28/Mar/12	CEMEX España, S.A.	Dollar	704	9.875%	30/Apr/19	(704)	—	—	10,702
April 2019 Euro Notes	28/Mar/12	CEMEX España, S.A.	Euro	179	9.875%	30/Apr/19	(188)	—	—	3,355
March 2019 Notes	25/Mar/13	CEMEX, S.A.B. de C.V.	Dollar	600	5.875%	25/Mar/19	(600)	—	—	10,302
October 2018 Variable Notes [4]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,485	8,564
June 2018 Notes	17/Sep/12	CEMEX, S.A.B. de C.V.	Dollar	500	9.50%	15/Jun/18	(500)	—	—	7,702
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	627	4.40%	17/Nov/17	(292)	30	648	627
Other notes payable									93	64

									$177,646	175,390

1

In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2016 and 2015, 3-Month LIBOR rate was 0.9979% and 0. 6127%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

2

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping B.V. originally guaranteed the issuances listed above but were merged into CEMEX España, S.A. on October 3, 2016.

3	Presented net of all outstanding notes repurchased and held by CEMEX’s subsidiaries.
4

On May 9, 2016, using available funds from the issuance of the April 2026 Notes, the sale of assets and cash flows provided by operating activities, and by means of tender offers, CEMEX completed the purchase of approximately US$178 principal amount of the October 2018 Variable Notes, and the purchase of approximately US$219 principal amount of the December 2019 Notes. In addition, on July 28, 2016, CEMEX repurchased additional US$355 principal amount of the October 2022 Notes. Morover, on October 28, 2016, CEMEX repurchased US$242 principal amount of the January 2021 Notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Consolidated debt – continued

5

On March 30, 2015, in connection with the issuance of the March 2023 Notes and the March 2025 Notes, CEMEX repurchased US$344 of the remaining principal amount of the then outstanding January 2018 Notes. In addition, on May 15, 2015, CEMEX repurchased US$213 of the remaining principal amount of the then outstanding May 2020 Notes, and on June 30, 2015, the purchase of the remaining principal amount for US$746 of the then outstanding September 2015 Variable Notes.

6

On January 11, 2015, in connection with the issuance of the January 2025 Notes and the January 2022 Notes, CEMEX completed the purchase of additional US$217 principal amount of the then outstanding January 2018 Notes.

During 2016, 2015 and 2014, as a result of the debt transactions incurred by CEMEX mentioned above, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for approximately US$196 ($4,061), US$61 ($1,047) and US$232 ($3,107), respectively, of which approximately US$151 ($3,129) in 2016, US$35 ($604) in 2015 and US$167 ($2,236) in 2014, associated with the extinguished portion of the exchanged or repurchased notes, were recognized in the statement of operations in each year within “Financial expense”. In addition, approximately US$8 ($166) in 2016, US$26 ($443) in 2015 and US$65 ($871) in 2014, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for approximately US$37 ($767) in 2016, US$31 ($541) in 2015 and US$87 ($1,161) in 2014 that were pending for amortization were recognized in the statement of operations of each year as part of “Financial expense.”

The maturities of consolidated long-term debt as of December 31, 2016, were as follows:

2016
2018	$22,802
2019	32,638
2020	22,492
2021	23,525
2022 and thereafter.	133,559

$235,016

As of December 31, 2016, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 1.25% and 6.50%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries	$9,601	7,230
Other lines of credit from banks	5,834	5,834

	$15,435	13,064

Credit Agreement, Facilities Agreement and Financing Agreement

On September 29, 2014, CEMEX entered into the Credit Agreement for US$1,350 with nine of the main participating banks under its Facilities Agreement. The proceeds from the Credit Agreement were used to repay US$1,350 of debt under the then existing facilities agreement entered into on September 17, 2012, as amended from time to time (the “Facilities Agreement”). In addition, on November 3, 2014, CEMEX received US$515 of additional commitments from banks that agreed to join the Credit Agreement, increasing the total principal amount to US$1,865. The incremental amount was applied to partially prepay the Facilities Agreement and other debt. Considering the aforementioned reductions to the Facilities Agreement, along with the repayment on September 12, 2014 of US$350 of debt under the Facilities Agreement using the proceeds from the January 2025 Notes, as of December 31, 2014, the total outstanding amount under the Facilities Agreement was approximately US$2,050, scheduled to mature in 2017. On July 30, 2015, CEMEX repaid in full the then total amount outstanding of approximately US$1,937 ($33,375) under the Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4 years as of such date. The tranches share the same guarantors and collateral package as the original tranches under the Facilities Agreement. On September 21, 2015 three additional financial institutions provided additional commitments for approximately US$30. As of December 31, 2015, total commitments under the Credit Agreement included approximately €621 (US$675 or $11,624) and approximately US$3,149 ($54,257), out of which about US$735 ($12,664) were in a revolving credit facility. At the same date, the Credit Agreement had an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. On November 30, 2016, CEMEX prepaid US$373 ($7,729) corresponding to the September 2017 amortization under the Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions.

As of December 31, 2016, total commitments under the Credit Agreement amounted to approximately €746 (US$785 or $16,259) and approximately US$2,826 ($58,555), out of which approximately US$1,413 ($29,277) were in the revolving credit facility. At the same date, the Credit Agreement had an amortization profile, considering all commitments, of approximately US$783 in 2018; US$883 in 2019; and US$1,096 in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

On August 14, 2009, CEMEX entered into a financing with its major creditors, as amended from time to time during 2009, 2010, 2011 and 2012 (the “Financing Agreement”), by means of which CEMEX extended the maturities of US$14,961 of syndicated loans, private placement notes and other obligations. After the application of the proceeds from several refinancing transactions, the sale of assets, and a Parent Company’s equity offering in 2009, in September 2012, CEMEX entered into the Facilities Agreement pursuant to an exchange with the creditors under the Financing Agreement of their existing loans and private placement notes for new loans and new private placement notes of approximately US$6,155 maturing in February 2017, US$500 of the June 2018 Notes and approximately US$525 of loans and private placement notes remained outstanding under the existing Financing Agreement. Subsequently, after the application in 2012 of proceeds resulting from the October 2022 Notes, the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement decreased to US$55. This amount was repaid in full in March 2013 with proceeds from the issuance of the March 2019 Notes.

All tranches under the Credit Agreement have substantially the same terms, including an applicable margin over LIBOR of between 250 to 425 basis points, depending on the leverage ratio (as defined below) of CEMEX, as follows:

Consolidated leverage ratio	Applicable margin
> 5.50x	425 bps
< 5.50x > 5.00	350 bps
< 5.00x > 4.50	325 bps
< 4.50x > 4.00	300 bps
< 4.00x > 3.50	275 bps
< 3.50x	250 bps

In February 2016, CEMEX launched a consent request to lenders under the Credit Agreement, in connection with its plan to sell a non-controlling interest in CHP, main holding company of CEMEX’s operations in the Philippines (notes 4C and 20D). On March 7, 2016, CEMEX obtained such consent. Jointly with this consent, in respect to the table above, some amendments were applicable to the Credit Agreement. Such amendments are in connection with the consolidated leverage ratio on the applicable margin over LIBOR. If the consolidated leverage ratio exceeds 5.50 times on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin over LIBOR would be 425 bps instead of 400 bps. The amendments also modify the consolidated leverage ratio limits as described in the financial covenants section.

For the years ended December 31, 2016 and 2015, under the Credit Agreement, CEMEX observed the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit for each of CHP and CLH of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions are funded with equity, equity-like issuances or asset disposals proceeds.

The debt under the Credit Agreement and previously under the Facilities Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping, B.V. originally guaranteed the Credit Agreement but were merged into CEMEX España, S.A. on October 3, 2016.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds CEMEX issues unless the exercise of the call options does not have a materially negative impact on its cash flow. The Credit Agreement contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when (i) CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 4.0 times; and (ii) no default under the Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 4.25 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

In addition, the Credit Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2016 and 2015, CEMEX was not aware of any event of default. CEMEX cannot assure that it will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Convenants

The Credit Agreement and previously the Facilities Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. Considering the amendments of March 7, 2016 mentioned above. As of December 31, 2016, CEMEX must comply with a Coverage ratio and a Leverage ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage ratio	Period	Leverage ratio
For the period ending on December 31, 2016 up to and including the period ending on March 31, 2017	> = 1.85	For the period ending on December 31, 2016 up to and including the period ending on March 31, 2017	< = 6.00
		For the period ending on June 30, 2017 up to and including the period ending on September 30, 2017	< = 5.75
For the period ending on June 30, 2017 up to and including the period ending on September 30, 2017	> = 2.00	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.50
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.25
For the period ending on December 31, 2017 and each subsequent reference period	> = 2.25	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 5.00
		For the period ending on June 30, 2019 up to and including the period ending on September 30, 2019	< = 4.50
		For the period ending on December 31, 2019 up to and including the period ending on March 31, 2020	< = 4.25
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.00

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2016, 2015 and 2014, taking into account the Credit Agreement and the Facilities Agreement, as applicable, CEMEX was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2016, 2015 and 2014 were as follows:

		Consolidated financial ratios
		2016	2015	2014
Leverage ratio 1, [2]	Limit	=< 6.00	=< 6.00	=< 6.50
	Calculation	4.22	5.21	5.19

Coverage ratio [3]	Limit	=> 1.85	=> 1.85	=> 1.75
	Calculation	3.18	2.61	2.34

1

The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments

2

Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

3

The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the Credit Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

16B) OTHER FINANCIAL OBLIGATIONS

As of December 31, 2016 and 2015, other financial obligations in the consolidated balance sheet are detailed as follows:

		2016			2015
		Short-term	Long-term	Total	Short-term	Long-term	Total
I.	Convertible subordinated notes due 2020	$—	10,417	10,417	$—	8,569	8,569
II.	Convertible subordinated notes due 2018	—	13,575	13,575	—	10,826	10,826
II.	Convertible subordinated notes due 2016	—	—	—	6,007	—	6,007
III.	Mandatory convertible securities 2019	278	689	967	239	961	1,200
IV.	Liabilities secured with accounts receivable	11,095	—	11,095	9,071	1,430	10,501
V.	Capital leases	285	1,291	1,576	270	1,482	1,752

		$11,658	25,972	37,630	$15,587	23,268	38,855

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2F).

I.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of approximately US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes represented a loss of approximately $365 recognized in 2015 as part of “Other financial income (expense), net”. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately $199 was recognized in other equity reserves. As of December 31, 2016 and 2015, the conversion price per ADS was approximately 11.45 dollars and 11.90 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2015 was 87.3646 ADS and 84.0044 ADS per each 1 thousand dollars principal amount of such notes, respectively.

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 aggregate principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, as of December 31, 2015, US$352 of the 2016 Convertible Notes remained outstanding, which were repaid in cash at their maturity on March 15, 2016. As of December 31, 2016 and 2015, the conversion price per ADS of the notes then outstanding was approximately 8.92 dollars and 9.27 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2015 was 112.1339 ADS and 107.8211 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16D).

III.	Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into approximately US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately $29.50 into approximately 210 million CPOs at a conversion price of approximately $19.66 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 16D).

IV.	Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2016 and 2015, CEMEX maintained securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, considering that CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable, the funded amounts of the trade receivables sold are recognized in “Other financial obligations”, and the receivables sold are maintained in the balance sheet.

V.	Capital leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 23E.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other financial obligations — continued

Optional convertible subordinated notes due in 2015

On March 30, 2010, the Parent Company issued US$715 aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”), which were subordinated to all of CEMEX’s liabilities and commitments, and were convertible into a fixed number of CEMEX’s ADSs, at the holder’s election considering antidilution adjustments. As of December 31, 2014, the conversion price per ADS was approximately 11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the dilution cost to CEMEX upon the potential conversion of the notes (note 16D).

On several dates during 2014, CEMEX agreed the early conversion of approximately US$511 in aggregate principal amount of the 2015 Convertible Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately $6,483, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX increased common stock for $4 and additional paid-in capital for $8,037 against other equity reserves, and recognized expense for the inducement premiums of approximately $957, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial income (expense), net.” As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately US$204. In March 2015 CEMEX repaid at maturity the remaining balance of these notes as described in the paragraph below.

In October 2014, in connection with the 2015 Convertible Notes, the Parent Company issued US$200 notional amount of CCUs at an annual rate of 3.0% on the notional amount, by means of which, in exchange for cupon payments, CEMEX secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company for up to US$200. As previously mentioned, in March 2015, CEMEX exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes described above.

16C)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial	assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX´s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2016 and 2015, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative instruments (notes 13B and 16D)	$1,900	1,900	$869	869
Other investments and non-current accounts receivable (note 13B)	5,149	5,149	5,680	5,537

	$7,049	7,049	$6,549	6,406

Financial liabilities
Long-term debt (note 16A)	$235,016	241,968	$229,125	220,662
Other financial obligations (note 16B)	25,972	27,419	23,268	24,863
Derivative instruments (notes 16D and 17)	818	818	178	178

	$261,806	270,205	$252,571	245,703

Fair Value Hierarchy

As of December 31, 2016 and 2015, assets and liabilities carried at fair value in the consolidated balance sheets are included in the following fair value hierarchy categories:

2016	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13B and 16D)	$—	1,900	—	1,900
Investments available-for-sale (note 13B)	491	—	—	491
Investments held for trading (note 13B)	—	157	—	157

	$491	2,057	—	2,548

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	$—	818	—	818

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Fair Value Hierarchy – continued

2015	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13B and 16D)	$—	869	—	869
Investments available-for-sale (note 13B)	632	—	—	632
Investments held for trading (note 13B)	—	317	—	317

	$632	1,186	—	1,818

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	$—	178	—	178

16D)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16E), CEMEX held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; and c) other corporate purposes. As of December 31, 2016 and 2015, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2016			2015
(U.S. dollars millions)	Notional amount		Fair value	Notional amount	Fair value
I. Interest rate swaps	US$	147	23	157	28
II. Equity forwards on third party shares		—	—	24	6
III. Options on the Parent Company’s own shares		576	26	1,145	12
IV. Foreign exchange forward contracts		80	—	173	(1)
V. Fuels price hedging		77	15	16	(3)

	US$	880	64	1,515	42

The fair values determined by CEMEX for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX and its counterparties.

The caption “Other financial income (expense), net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of US$17 ($317) in 2016, net losses of US$173 ($2,981) and of US$46 ($679) in 2015 and 2014, respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As of December 31, 2016 and 2015, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of US$23 ($477) and US$28 ($482), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($112) in 2016, losses of US$4 ($69) in 2015 and losses of US$1 ($3) in 2014, recognized in profit or loss for each year.

II.	Equity forwards in third party shares

As of December 31, 2015, CEMEX held a forward contract to be settled in cash maturing in October 2016 over the price of 59.5 million CPOs of Axtel, a Mexican telecommunications company traded in the MSE. Changes in the fair value of this instrument generated losses of US$2 ($30) in 2016, gains of US$15 ($258) in 2015 and losses of US$9 ($133) in 2014, recognized in profit or loss for each period. In October, 2015, Axtel announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group which was effective beginning February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract and received approximately US$4, net of transaction costs. In a separate transaction, considering that as of December 31, 2015, CEMEX held an investment in Axtel that upon completion of the Alestra and Axtel merger would be exchanged proportionately according to the new ownership interests for shares in the new merged entity that will remain public and the attractive business outlook of such new entity, after the settlement of the Axtel forward contract, CEMEX decided to purchase in the market the 59.5 million CPOs of Axtel and incorporate them to its existing investment in Axtel as part of CEMEX’s investments available for sale.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Derivative financial instruments – continued

III.	Options on the Parent Company’s own shares

On March 15, 2011, CEMEX, S.A.B. de C.V. entered into a capped call transaction, subject to antidilution adjustments, over 173 million CEMEX’s ADSs (101 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 72 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX would receive in cash the excess between the market price and the strike price of approximately 9.65 dollars per ADS, with a maximum appreciation per ADS of approximately 4.45 dollars for the 2016 Convertible Notes and 5.94 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of approximately US$222. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX received approximately US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX amended the capped calls relating to the 2018 Convertible Notes and, as a result, the exercise price was adjusted to 8.92 dollars per ADS and the underlying to 6 million ADSs. As of December 31, 2016 and 2015, the fair value of the existing options represented an asset of approximately US$66 ($1,368) and US$22 ($379), respectively. Changes in the fair value of these instruments generated gains of US$44 ($818) in 2016, losses of US$228 ($3,928) in 2015 and losses of US$65 ($962) in 2014, recognized within “Other financial income (expense), net” in profit or loss.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, subject to antidilution adjustments, over approximately 64 million CEMEX’s ADSs maturing in March 2015, in connection with the 2015 Convertible Notes in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of approximately 11.18 dollars, CEMEX would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.30 dollars. CEMEX paid a premium of approximately US$105. In January, 2014, CEMEX amended the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, CEMEX received approximately 7.7 million zero-strike call options over the same number of ADSs. In July 2014, CEMEX amended the zero-strike call options to fix a minimum value of approximately US$94 and retained the economic value of approximately 1 million ADSs. During December 2014, CEMEX further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX received a total payment of approximately US$105. During 2014, changes in the fair value of these options generated gains of US$17 ($253), which were recognized within “Other financial income (expense), net” in profit or loss.

In addition, in connection with the 2019 Mandatorily Convertible Securities (note 16B); that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar (note 2D), CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through profit or loss, which as of December 31, 2016 and 2015, resulted in a liability of US$40 ($829) and US$10 ($178), respectively. Changes in fair value generated losses of US$29 ($545) in 2016, gains of US$18 ($310) in 2015 and gains of US$11 ($159) in 2014.

IV.	Foreign exchange forward contracts

As of December 31, 2016, CEMEX held foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of future proceeds in other currencies from expected sale of assets. As of December 31, 2015, CEMEX held foreign exchange forward contracts maturing in April 2016, negotiated to hedge the U.S. dollar value of future proceeds in euros from the sale of CEMEX’s operations in Austria and Hungary (note 4A). For the years 2016 and 2015, changes in the estimated fair value of these instruments, including the effects resulting from positions entered and settled during the year, generated gains of US$10 ($186) in 2016 and gains of US$26 ($448) in 2015, recognized within “Other financial income (expense), net” in profit or loss.

V.	Fuel price hedging

As of December 31, 2016 and 2015, CEMEX maintained forward contracts negotiated to hedge the price of diesel fuel in several countries in 2016 and in the United Kingdom in 2015 for aggregate notional amounts as of December 31, 2016 and 2015 of US$44 ($912) and US$16 ($276), respectively, with an estimated fair value representing an asset of US$7 ($145) in 2016 and a liability of US$3 ($52) in 2015. By means of these contracts, for own consumption only, CEMEX fixed the fuel component of the market price of diesel over certain volume representing a portion of the estimated diesel consumption in such operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income (loss) and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2016 and 2015, changes in fair value of these contracts recognized in other comprehensive income (loss) represented gains of US$7 ($145) and losses of US$3 ($52), respectively.

In addition, as of December 31, 2016, CEMEX held forward contracts negotiated in 2016 to hedge the price of coal, as solid fuel, for an aggregate notional amount as of December 31, 2016 of US$33 ($684) and an estimated fair value representing an asset of US$8 ($166). By means of these contracts, for own consumption only, CEMEX fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX’s applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income (loss) and are recycled to operating expenses as the related coal volumes are consumed. For the year 2016, changes in fair value of these contracts recognized in other comprehensive income (loss) represented gains of US$8 ($166).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

16E)	RISK MANAGEMENT

In recent years, CEMEX has significantly decreased its use of derivatives instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. In addition, the Credit Agreement may restrict CEMEX’s ability to enter into certain derivative transactions.

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2016 and 2015, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery, the review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2016, considering CEMEX’s best estimate of potential losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was $2,139.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2016 and 2015, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2016 and 2015, approximately 28% and 27%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 306 basis points in 2016 and 367 basis points in 2015. As of December 31, 2016 and 2015, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2016 and 2015 would have reduced by approximately US$18 ($373) and US$18 ($312), respectively, as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held by CEMEX during 2016 and 2015.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2016, approximately 20% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 26% in the United States, 8% in the United Kingdom, 4% in Germany, 5% in France, 4% in the Europe region, 2% in Spain, 5% in Colombia, 7% in the Rest of South, Central America and the Caribbean region, 3% in Egypt, 9% in Asia, Middle East and Africa and 7% in CEMEX’s other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which are reported in the statement of other comprehensive income (loss). As of December 31, 2016 and 2015, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net income for 2016 and 2015 would have increased by approximately US$136 ($2,829) and US$232 ($3,998), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2016, approximately 76% of CEMEX’s financial debt was Dollar-denominated, approximately 23% was Euro-denominated, less than 1% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2016 and 2015, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Foreign currency risk – continued

As of December 31, 2016 and 2015, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2016
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$10,261	26,685	12,724	6,132	13,101	11,836	80,739
Monetary liabilities	10,564	33,145	42,336	9,130	11,305	277,117	383,597

Net monetary assets (liabilities)[2]	$(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

Out of which:
Dollars	$(483)	(6,463)	38	35	364	(214,751)	(221,260)
Pesos	180	3	—	—	—	(3,395)	(3,212)
Euros	—	—	(9,465)	—	—	(48,470)	(57,935)
Other currencies	—	—	(20,185)	(3,033)	1,432	1,335	(20,451)

	$(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

	2015
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$13,418	10,266	15,052	5,646	9,968	7,748	62,098
Monetary liabilities	12,690	22,593	36,349	6,697	11,615	268,059	358,003

Net monetary assets (liabilities)[2]	$728	(12,327)	(21,297)	(1,051)	(1,647)	(260,311)	(295,905)

Out of which:
Dollars	$(69)	(12,334)	191	604	55	(187,553)	(199,106)
Pesos	797	9	—	—	—	(29,407)	(28,601)
Euros	—	—	(8,837)	—	(827)	(45,183)	(54,847)
Other currencies	—	(2)	(12,651)	(1,655)	(875)	1,832	(13,351)

	$728	(12,327)	(21,297)	(1,051)	(1,647)	(260,311)	(295,905)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, as well as Neoris N.V., among other entities.
2	Includes assets held for sale and liabilities directly related with these assets considering that.such items will be realized in the short-term.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16D, CEMEX has entered into equity forward contracts on Axtel CPOs, as well as capped call options based on the price of CEMEX’s own ADSs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in profit or loss as part of “Other financial income (expense), net.” A significant decrease in the market price of CEMEX’s ADSs would negatively affect CEMEX’s liquidity and financial position.

As of December 31, 2015, the potential change in the fair value of CEMEX’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPO, with all other variables held constant, CEMEX’s net income for 2015 would have reduced in approximately US$3 ($51); as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would have generated approximately the opposite effects.

As of December 31, 2016 and 2015, the potential change in the fair value of CEMEX’s options (capped calls) that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s ADSs, with all other variables held constant, CEMEX’s net income for 2016 and 2015 would have reduced in approximately US$23 ($476) and US$8 ($137), respectively;, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in CEMEX’s ADS price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect profit or loss, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2016 and 2015, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have increased CEMEX’s net income for 2016 and 2015 by approximately US$7 ($154) and US$3 ($47), respectively; as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CEMEX CPO price would generate approximately the opposite effect.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 23E. As of December 31, 2016, CEMEX has approximately US$1,413 ($29,277) available in its committed revolving credit tranche under its Credit Agreement (note 16A).

As of December 31, 2016 and 2015, the potential requirement for additional margin calls under our different commitments is not significant.

17)	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2016 and 2015, consolidated other current liabilities were as follows:

	2016	2015
Provisions [1]	$11,670	10,438
Interest payable	3,425	3,421
Advances from customers	3,408	2,606
Other accounts payable and accrued expenses	3,949	4,304

	$22,452	20,769

1

Current provisions primarily consist of accrued employee benefits, insurance payments, and accruals for legal assessments, among others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2016 and 2015, consolidated other non-current liabilities were as follows:

	2016	2015
Asset retirement obligations[1]	$8,143	7,036
Accruals for legal assessments and other responsibilities[2]	1,514	1,984
Non-current liabilities for valuation of derivative instruments	818	231
Environmental liabilities[3]	1,172	827
Other non-current liabilities and provisions[4]	5,293	4,796

	$16,940	14,874

1

Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3

Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

4

As of December 31, 2016 and 2015, includes approximately $2,300 and $3,131, respectively, of the non-current portion of taxes payable recognized since 2009 as a result of the changes to the tax consolidation regime in Mexico approved in 2009 and 2013 as described in note 19D. Approximately $936 and $840 as of December 31, 2016 and 2015 respectively, were included within current taxes payable.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2016 and 2015, were as follows:

	2016
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2015
Balance at beginning of period	$7,036	827	1,984	231	15,234	25,312	41,832
Business combinations	—	—	—	—	—	—	629
Additions or increase in estimates	1,437	307	—	925	65,003	67,672	46,408
Releases or decrease in estimates	(610)	(54)	(292)	(451)	(59,896)	(61,303)	(67,604)
Reclassifications	544	(39)	11	—	(1,257)	(741)	(3,754)
Accretion expense	(9)	—	(14)	—	(1,010)	(1,033)	(904)
Foreign currency translation	(255)	131	(175)	118	(1,116)	(1,297)	8,705

Balance at end of period	$8,143	1,172	1,514	823	16,958	28,610	25,312

Out of which:
Current provisions	$—	—	—	5	11,665	11,670	10,438

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

18)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2016, 2015 and 2014 were approximately $865, $706 and $497, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements´ date.

Defined benefit pension plans

Most CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in “Other comprehensive income (loss) for the period” in which they are generated, as correspond. For the years ended December 31, 2016, 2015 and 2014, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost (revenue):	2016	2015	2014	2016	2015	2014	2016	2015	2014
Recorded in operating costs and expenses
Service cost	$151	128	108	25	30	32	176	158	140
Past service cost	8	12	4	—	(20)	—	8	(8)	4
Loss for settlements and curtailments	—	—	—	—	(13)	(110)	—	(13)	(110)

	159	140	112	25	(3)	(78)	184	137	34

Recorded in other financial expenses
Net interest cost	711	596	527	57	56	54	768	652	581

Recorded in other comprehensive income (loss) for the period
Actuarial (gains) losses for the period	3,985	872	3,014	34	(124)	(13)	4,019	748	3,001

	$4,855	1,608	3,653	116	(71)	(37)	4,971	1,537	3,616

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2016 and 2015 are presented as follows:

	Pensions		Other benefits		Total
	2016	2015	2016	2015	2016	2015
Change in benefits obligation:
Projected benefit obligation at beginning of year	$42,740	40,285	1,100	1,321	43,840	41,606
Service cost	151	128	25	30	176	158
Interest cost	1,685	1,561	59	58	1,744	1,619
Actuarial (gains) losses for the period	6,263	(693)	35	(129)	6,298	(822)
Reduction for disposal of assets (notes 4A and 4B)	—	(196)	—	(161)	—	(357)
Settlements and curtailments	—	—	(19)	(13)	(19)	(13)
Plan amendments	8	12	—	(20)	8	(8)
Benefits paid	(2,379)	(2,186)	(74)	(60)	(2,453)	(2,246)
Foreign currency translation	2,587	3,829	38	74	2,625	3,903

Projected benefit obligation at end of year	51,055	42,740	1,164	1,100	52,219	43,840

Change in plan assets:
Fair value of plan assets at beginning of year	25,547	24,698	24	27	25,571	24,725
Return on plan assets	974	965	2	2	976	967
Actuarial results	2,278	(1,565)	1	(5)	2,279	(1,570)
Employer contributions	1,289	1,031	93	60	1,382	1,091
Reduction for disposal of assets (notes 4A and 4B)	—	(79)	—	—	—	(79)
Settlements and curtailments	—	—	(19)	—	(19)	—
Benefits paid	(2,379)	(2,186)	(74)	(60)	(2,453)	(2,246)
Foreign currency translation	1,119	2,683	(1)	—	1,118	2,683

Fair value of plan assets at end of year	28,828	25,547	26	24	28,854	25,571

Amounts recognized in the balance sheets:
Net projected liability recognized in the balance sheet	$22,227	17,193	1,138	1,076	23,365	18,269

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Pensions and post-employment employee benefits – continued

For the years 2016, 2015 and 2014, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2016	2015	2014
Actuarial (gains) losses due to experience	$(511)	(105)	238
Actuarial (gains) losses due to demographic assumptions	(231)	(153)	330
Actuarial (gains) losses due financial assumptions	4,761	1,006	2,433

	$4,019	748	3,001

Net actuarial losses due to financial assumptions during 2016 were mainly generated by a significant reduction in the discount rates applicable to the benefit obligations in the United Kingdom, Germany and other European countries, considering macroeconomic and political uncertainty, partially offset by an increase in the discount rate in Mexico. These actuarial losses originated by the reduction in the discount rates in 2016 were also partially offset by actual returns higher than estimated in some of the plan assets related to CEMEX’s defined benefit plans. During 2015, discounts rates increased slightly or remained flat as compared to 2014, but the resulting actuarial gains were offset and reversed by actuarial losses generated by actual returns lower than estimated in certain of CEMEX’s plan assets. In 2014 there was also a reduction in the discount rates applicable to the obligations at the end of the period in the United Kingdom, Germany and the United States.

As of December 31, 2016 and 2015, plan assets were measured at their estimated fair value and, based on the hierarchy of fair values, are detailed as follows:

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$1,075	1,024	—	2,099	$649	884	—	1,533
Investments in corporate bonds	1,050	2,617	—	3,667	896	2,615	—	3,511
Investments in government bonds	209	10,081	—	10,290	153	9,122	—	9,275

Total fixed-income securities	2,334	13,722	—	16,056	1,698	12,621	—	14,319

Investment in marketable securities	2,001	5,956	—	7,957	1,503	5,441	—	6,944
Other investments and private funds	770	3,478	593	4,841	618	3,244	446	4,308

Total variable-income securities	2,771	9,434	593	12,798	2,121	8,685	446	11,252

Total plan assets	$5,105	23,156	593	28,854	$3,819	21,306	446	25,571

As of December 31, 2016, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

2016
2017	$2,934
2018	2,850
2019	2,892
2020	2,771
2021	2,808
2022-2026	15,047

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2016				2015
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	9.0%	4.2%	2.6%	1.1% – 7.0%	8.0%	4.4%	3.7%	1.6% – 7.3%
Rate of return on plan assets	9.0%	4.2%	2.6%	1.1% – 7.0%	8.0%	4.4%	3.7%	1.6% – 7.3%
Rate of salary increases	4.0%	—	3.3%	1.5% – 6.0%	4.0%	—	3.1%	2.0% – 6.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Pensions and post-employment employee benefits – continued

As of December 31, 2016 and 2015, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2016			2015
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$3,247	824	2,423	$3,699	538	3,161
United States	7,110	4,192	2,918	5,988	3,552	2,436
United Kingdom	33,925	22,154	11,771	27,522	20,042	7,480
Germany	4,429	227	4,202	3,700	205	3,495
Other countries	3,508	1,457	2,051	2,931	1,234	1,697

	$52,219	28,854	23,365	$43,840	25,571	18,269

Applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. In November 2012, in order to better manage CEMEX’s obligations under its defined benefit pension schemes and future cash funding requirements thereof, CEMEX implemented an asset backed pension funding arrangement in its operations in the United Kingdom by means of which CEMEX transferred certain operating assets to a non-transferable limited partnership, owned, controlled and consolidated by CEMEX UK with a total value of approximately US$553 and entered into lease agreements for the use of such assets with the limited partnership, in which the pension schemes hold a limited interest. On an ongoing basis CEMEX UK will make annual rental payments of approximately US$20, increasing at annual rate of 5%, which will generate profits in the limited partnership that are then distributed to the pension schemes. As previously mentioned, the purpose of the structure, in addition to provide the pension schemes with secured assets producing an annual return over a period of 25 years, improves the security for the trustees of the pension schemes, and reduces the level of cash funding that CEMEX UK will have to make in future periods. In 2037, on expiry of the lease arrangements, the limited partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Any future profit distribution from the limited partnership to the pension fund will be considered as an employer contribution to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2016 and 2015, the projected benefits obligation related to these benefits was approximately $837 and $786, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2016 and 2015 for Mexico were 7.0% and 7.0%, respectively, for Puerto Rico 4.3% and 4.5%, respectively, and for the United Kingdom were 6.8% and 6.6%, respectively. Eligibility for retiree medical in the United States has been terminated for all new employees on December 31, 2014, and remaining participants are under a capped group and future health care cost trend rates are not applicable. The medical inflation rate for 2014 in the United States was 4.4%.

Significant events related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2015, CEMEX in the United States terminated the retiree medical coverage for certain participants not yet retired. In addition, during 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees, and changed the existing retirees program effective January 1, 2015, where participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. These curtailment events resulted in an adjustment to past service cost which generated gains of approximately $13 (US$1) in 2015 and $110 (US$8) in 2014, recognized immediately through the benefit cost of the respective year.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2016, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2016 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(3,699)	4,033	(53)	58	(3,752)	4,091
Salary Increase Rate Sensitivity	91	(83)	6	(7)	97	(90)
Pension Increase Rate Sensitivity	2,254	(2,127)	—	—	2,254	(2,127)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

19)	INCOME TAXES

19A)	INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the statements of operations for 2016, 2015 and 2014 are summarized as follows:

	2016	2015	2014
Current income taxes	$(3,448)	6,149	(4,184)
Deferred income taxes	352	(8,477)	264

	$(3,096)	(2,328)	(3,920)

19B)	DEFERRED INCOME TAXES

As of December 31, 2016 and 2015, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2016	2015
Deferred tax assets:
Tax loss carryforwards and other tax credits	$17,514	16,658
Accounts payable and accrued expenses	9,262	8,220
Intangible assets and deferred charges, net	6,358	5,487
Others	359	130
Total deferred tax assets, net	33,493	30,495
Deferred tax liabilities:
Property, machinery and equipment	(35,095)	(32,742)
Investments and other assets	(1,958)	(2,689)

Total deferred tax liabilities, net	(37,053)	(35,431)

Net deferred tax liabilities	$(3,560)	(4,936)

Out of which:
Net deferred tax (liability) asset in Mexican entities	$(2,509)	255
Net deferred tax (liability) asset in Foreing entities	$(1,051)	(5,191)

The breakdown of changes in consolidated deferred income taxes during 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Deferred income tax (charged) credited to profit or loss	$352	(8,477)	264
Deferred income tax (charged) credited to stockholders’ equity	514	1,089	229
Reclassification to other captions in the balance sheet and in the statement of operations [1,2]	510	(5,479)	410

Change in deferred income tax during the period	$1,376	(12,867)	903

1	In 2016, 2015 and 2014, includes the effects of discountinued operations (note 4A) and in 2015 the effects of the termination of tax consolidation regime.
2	In 2014, includes the effect of the divest assets in the western region of Germany (note 15B).

Current and/or deferred income tax relative to items of other comprehensive income (loss) during 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Tax effects relative to foreign exchange fluctuations from debt (note 20B)	$(410)	(272)	(75)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note
20B)	(12)	(181)	247
Tax effects relative to actuarial (gains) and losses (note 20B)	788	183	486
Foreign currency translation and other effects	(274)	906	(257)

	$92	636	401

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Deferred income taxes – continued

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information, any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2016, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of reserved carryforwards	Amount of unreserved carryforwards
2017	$935	579	356
2018	1,916	1,577	339
2019	7,956	7,821	135
2020	8,922	2,375	6,547
2021 and thereafter	373,840	325,292	48,548

	$393,569	337,644	55,925

As of December 31, 2016, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately $55,925 in consolidated pre-tax income in future periods. For the year ended December 31, 2014, CEMEX reported pre-tax losses on a worldwide consolidated basis. Nonetheless, based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries and interests in joint ventures, considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

19C)	EFFECTIVE TAX RATE

For the years ended December 31, 2016, 2015 and 2014, the effective consolidated income tax rates were as follows:

	2016	2015	2014
Income (loss) before income tax	$17,279	3,182	(1,850)
Income tax expense	(3,096)	(2,328)	(3,920)

Effective consolidated income tax rate [1]	(17.9)%	(73.2)%	211.9%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in profit or loss.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Effective tax rate — continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2016, 2015 and 2014 were as follows:

	2016		2015		2014
	%	$	%	$	%	$
Mexican statutory tax rate	(30.0)	(5,184)	(30.0)	(955)	(30.0)	555
Non-taxable dividend income	0.2	32	40.2	1,280	(3.9)	73
Difference between accounting and tax expenses, net	84.0	14,514	(93.1)	(2,963)	71.4	(1,320)
Termination of tax consolidation regime	—	—	35.7	1,136	—	—
Unrecognized effects during the year related to applicable tax consolidation regimes	(3.6)	(622)	9.2	293	5.5	(101)
Non-taxable sale of marketable securities and fixed assets	3.8	657	39.7	1,263	(47.1)	871
Difference between book and tax inflation	(11.2)	(1,935)	(29.0)	(922)	31.7	(586)
Differences in the income tax rates in the countries where CEMEX operates [1]	11.2	1,935	53.2	1,693	(393.5)	7,280
Changes in deferred tax assets [2]	(71.3)	(12,320)	(109.1)	(3,473)	547.8	(10,135)
Changes in provisions for uncertain tax positions	0.7	121	8.5	272	31.7	(586)
Others	(1.7)	(294)	1.5	48	(1.7)	29

Effective consolidated tax rate	(17.9)	(3,096)	(73.2)	(2,328)	211.9	(3,920)

1	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.
2	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the balance sheet for the years ended December 31, 2016 and 2015:

	2016		2015
	Changes in the balance sheet	Amounts in reconciliation	Changes in the balance sheet	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$—	(9,108)	—	(3,687)
Utilization of deferred tax assets to settle liabilities (note 19D)	—	—	(11,136)	—
Derecognition related to tax loss carryforwards recognized in prior years	(4,843)	(4,843)	(2,554)	(2,554)
Recognition related to unrecognized tax loss carryforwards	1,631	1,631	2,768	2,768
Foreign currency translation and other effects	4,068	—	1,860	—

Changes in deferred tax assets	$856	(12,320)	(9,062)	(3,473)

19D)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2016 and 2015, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2016, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2016, 2015 and 2014, excluding interest and penalties, is as follows:

	2016	2015	2014
Balance of tax positions at beginning of year	$1,190	1,396	1,283
Additions for tax positions of prior years	200	134	216
Additions for tax positions of current year	90	71	278
Reductions for tax positions related to prior years and other items	(131)	(95)	(71)
Settlements and reclassifications	(163)	(204)	(317)
Expiration of the statute of limitations	(126)	(231)	(73)
Foreign currency translation effects	72	119	80

Balance of tax positions at end of year	$1,132	1,190	1,396

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Uncertain tax positions – continued

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to the uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

As of December 31, 2016, the Company’s most significant tax proceedings, some of which are associated with the uncertain tax positions described above are as follows:

•

As of December 31, 2016, the U.S. Internal Revenue Service (“IRS”) has concluded its audit for the year 2014. The final findings did not alter the originally filed tax return, which had no reserves set aside for any potential tax issue. In addition, there is any tax matter considered material to CEMEX’s financial results related to the IRS’ audits of prior periods. On May 18, 2016 and April 24, 2015, the IRS commenced its audits of the 2016 and 2015 tax years, respectively, under the Compliance Assurance Process. CEMEX has not identified any material audit issues and, as such, no reserves are recorded for either the 2016 or 2015 audits in CEMEX’s financial statements.

•

On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. The tax authorities in Spain notified CEMEX España of fines in the aggregate amount of approximately €456 (US$480 or $ 9,938). The laws of Spain provide a number of appeals that could be filed against such penalty without making any payment until they are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, CEMEX does not consider probable an adverse resolution in this proceeding. Nonetheless, is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has file could take an extended amount of time to be resolved, but if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

In November 2009, amendments to the income tax law in Mexico effective on January 1, 2010 modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation rules did not exist from 1999 onward, specifically, turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to the Parent Company; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, the tax authority in Mexico had granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was excluded or the elimination of the tax consolidation. Nonetheless, in December 2013 new amendments to the income tax law in Mexico were approved effective January 1, 2014, which eliminated the tax consolidation regime and implemented prospectively a new voluntary integration regime that CEMEX did not join. As a result, beginning in 2014, each Mexican entity determines its income taxes based solely in its individual results. A period of up to 10 years was established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime as well as payments made during 2013 amounted to approximately $24,804 as of December 31, 2013. In 2014, considering payments incurred net of inflation adjustments, as of December 31, 2014, the balance payable was reduced to approximately $21,429. Furthermore, in October 2015, a new tax reform approved by Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately $16,244, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately $11,136, as of December 31, 2015, the Parent Company’s liability was reduced to approximately $3,971. In 2016, considering payments made during the year net of inflation adjustments, as of December 31, 2016, CEMEX reduced the balance payable to approximately $3,236.

•

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in an amount in Colombian pesos equivalent to approximately US$30 ($622) and imposed a penalty in an amount in Colombian pesos equivalent to approximately US$48 ($995), both as of December 31, 2016. The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without considering that future revenue will be taxed under the income tax law in Colombia. CEMEX Colombia responded to the special proceeding on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final resolution, which confirmed the information in the special proceeding. CEMEX Colombia appealed such resolution on February 15, 2012.On January 17, 2013, the Colombian Tax Authority confirmed CEMEX Colombia its final resolution. On May 10, 2013, CEMEX Colombia appealed the final resolution before the Administrative Tribunal of Cundinamarca, which was admitted on June 21, 2013. On July 14, 2014, CEMEX Colombia was notified about an adverse resolution to its appeal, which confirms the official liquidation notified by the Colombian Tax Authority. On July 22, 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). On September 17, 2015, CEMEX Colombia presented arguments in second instance on this proceeding. At this stage of the proceeding, as of December 31, 2016, CEMEX does not consider probable an adverse resolution in this proceeding. Nonetheless, is difficult to assess with certainty the likelihood of an adverse result; but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

20)	STOCKHOLDERS’ EQUITY

As of December 31, 2016 and 2015, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of approximately $327 (19,751,229 CPOs) and $179 (18,991,576 CPOs), respectively, which were eliminated within “Other equity reserves.”

20A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2016 and 2015, the breakdown of common stock and additional paid-in capital was as follows:

	2016	2015
Common stock	$4,162	4,158
Additional paid-in capital	123,174	115,466

	$127,336	119,624

As of December 31, 2016 and 2015 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2016		2015
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	28,121,583,148	14,060,791,574	26,935,196,072	13,467,598,036
Unissued shares authorized for stock compensation programs	638,468,154	319,234,077	747,447,386	373,723,693
Shares that guarantee the issuance of convertible securities [3]	5,218,899,920	2,609,449,960	5,020,899,920	2,510,449,960

	33,978,951,222	16,989,475,611	32,703,543,378	16,351,771,689

1	As of December 31, 2016 and 2015, 13,068,000,000 shares correspond to the fixed portion, and 37,900,426,833 shares in 2016 and 35,987,315,067 shares in 2015, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities and new securities issues (note 16B).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of approximately $6,966; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of approximately $7,613; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

On March 20, 2014, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,404 million shares (468 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of approximately $7,614; (ii) increase the variable common stock by issuing up to 387 million shares (129 million CPOs),which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

In connection with the long-term executive share-based compensation program (note 21) in 2016, 2015 and 2014, CEMEX issued approximately 53.9 million CPOs, 49.2 million and 61.1 million, respectively, generating an additional paid-in capital of approximately $742 in 2016, $655 in 2015 and $765 in 2014 associated with the fair value of the compensation received by executives.

20B)	OTHER EQUITY RESERVES

As of December 31, 2016 and 2015 other equity reserves are summarized as follows:

	2016	2015
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19B and 20D)	$31,293	17,606
Cumulative actuarial losses	(10,934)	(6,915)
Effects associated with CEMEX´s convertible securities [1]	4,761	4,761
Treasury shares held by subsidiaries	(327)	(179)

	$24,793	15,273

1

Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16B, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2D). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other equity reserves – continued

For the years ended December 31, 2016, 2015 and 2014, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

	2016	2015	2014
Foreign currency translation adjustment [1]	$20,647	12,860	15,157
Foreign exchange fluctuations from debt [2]	1,367	908	479
Foreign exchange fluctuations from intercompany balances [3]	(10,385)	(5,801)	(15,135)

	$11,629	7,967	501

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2D).

3

Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20C)	RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2016, the legal reserve amounted to $1,804.

20D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2016 and 2015, non-controlling interest in equity amounted to approximately $19,876 and $12,708, respectively.

On July 18, 2016, CEMEX Holdings Philippines, Inc. (“CHP”), an indirect wholly-owned subsidiary of CEMEX España, S.A., closed its initial offering of 2,337,927,954 new common shares, at a price of 10.75 Philippine Pesos per common share, in a public offering to investors in the Philippines and in a concurrent private placement to eligible investors outside of the Philippines. The number of common shares issued by CHP includes 304,947,124 shares which subscription option was exercised by the underwriters any time from June 30, 2016, the date of pricing, up to and including the day prior to the first day of trading of the shares on July 18, 2016. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. After giving effect to the offering, and the exercise of the subscription option, CEMEX Asian South East Corporation (“CASE”), an indirect wholly-owned subsidiary of CEMEX España, S.A., owns approximately 55.0% of CHP’s outstanding common shares. CHP’s common shares are listed on the Philippine Stock Exchange under the ticker CHP. The net proceeds from the offering of approximately US$507 (considering an exchange rate of 46.932 Philippines Pesos per U.S. dollar on June 30, 2016), after deducting commissions and other offering expenses, were used by CEMEX for general corporate purposes, including the repayment of existing debt.

Perpetual debentures

As of December 31, 2016 and 2015, the balances of the non-controlling interest included approximately US$438 ($9,075) and US$440 ($7,581), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to approximately $507 in 2016, $432 in 2015 and $420 in 2014, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2016 and 2015, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2016		2015		Repurchase option	Interest rate
Issuer	Issuance date	Nominal amount		Nominal amount
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd	February 2007	US$	135	US$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd [1]	December 2006	US$	61	US$	61	Fifth anniversary	LIBOR+ 4.277%
C10 Capital (SPV) Ltd	December 2006	US$	175	US$	175	Tenth anniversary	LIBOR+ 4.71%

1	Under the Credit Agreement, and previously under the Facilities Agreement, CEMEX is not permitted to call these debentures.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

21)	EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a service period of four years. The CPOs of the annual grant (25% of each annual program) are placed at the beginning of the service period in the executives’ accounts to comply with a one year restriction on sale. Under these programs, the Parent Company issued new shares for approximately 53.9 million CPOs in 2016, 49.2 million CPOs in 2015 and 61.1 million CPOs in 2014 that were subscribed and pending for payment in CEMEX’s treasury. As of December 31, 2016, there are approximately 75.7 million CPOs associated with these annual programs that are expected to be issued in the following years as the executives render services.

Beginning January 1, 2013, eligible executives belonging to the operations of CLH and subsidiaries, ceased to receive CEMEX’s CPOs and instead started receiving shares of CEMEX Latam, sharing significantly the same conditions of CEMEX’s plan also over a service period of four years. During 2016 and 2015, CEMEX Latam physically delivered 271,461 shares and 242,618 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CEMEX Latam’s treasury. As of December 31, 2016, there are approximately 540,359 shares of CEMEX Latam associated with these annual programs that are expected to be delivered in the following years as the executives render services.

In addition, in 2012, CEMEX initiated a share-based compensation program for a group of executives which was linked to both, internal performance conditions (increase in Operating EBITDA) and market conditions (increase in the price of CEMEX’s CPO), over a period of three years ending on December 31, 2014. Under this program, CEMEX granted awards over approximately 39.9 million CPOs, which became fully vested upon achievement of the annual internal and/or external performance conditions in each of the three years. CPOs vested were delivered, fully unrestricted, to active executives in March 2015.

The combined compensation expense related to the programs described above in 2016, 2015 and 2014, recognized in the operating results, amounted to approximately $742, $655 and $730, respectively. The weighted average price per CPO granted during the period was approximately 13.79 pesos in 2016, 13.34 pesos in 2015 and 12.53 pesos in 2014. Moreover, the weighted average price per CEMEX Latam share granted during the period was approximately 13,423 colombian pesos in 2016, 14,291 colombian pesos in 2015 and 15,073 colombian pesos in 2014. As of December 31, 2016 and 2015, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO or CLH’s shares.

22)	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is be calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings (loss) per share in 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Denominator (thousands of shares)
Weighted average number of shares outstanding [1]	40,624,905	39,905,168	38,506,999
Capitalization of retained earnings [2]	1,616,112	1,616,112	1,616,112
Effect of dilutive instruments – mandatorily convertible securities (note 16B) [3]	680,916	680,916	680,916

Weighted average number of shares – basic	42,921,933	42,202,196	40,804,027
Effect of dilutive instruments – share-based compensation (note 21) [3]	226,972	171,747	293,657
Effect of potentially dilutive instruments – optionally convertible securities (note 16B) [3]	4,367,895	4,870,774	5,963,148

Weighted average number of shares – diluted	47,516,800	47,244,717	47,060,832

Numerator
Net income (loss) from continuing operations	$14,183	854	(5,770)
Less: non-controlling interest net income	1,174	932	1,103

Controlling interest net income (loss) from continuing operations	13,009	(78)	(6,873)
Plus: after tax interest expense on mandatorily convertible securities	119	144	164

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations	13,128	66	(6,709)
Plus: after tax interest expense on optionally convertible securities	1,079	1,288	1,424

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$14,207	1,354	(5,285)

Net income from discontinued operations	$1,024	1,279	90

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Earnings (loss) per share - continued

	2016	2015	2014
Basic Earnings (Loss) Per Share
Controlling Interest Basic Earnings (Loss) Per Share	$0.33	0.03	(0.16)
Controlling Interest Basic Earnings (Loss) Per Share from continuing operations	0.31	—	(0.16)
Controlling Interest Basic Earnings (Loss) Per Share from discontinued operations	0.02	0.03	—
Controlling Interest Diluted Earnings (Loss) Per Share [4]
Controlling Interest Diluted Earnings (Loss) Per Share	$0.33	0.03	(0.16)
Controlling Interest Diluted Earnings (Loss) Per Share from continuing operations	0.31	—	(0.16)
Controlling Interest Diluted Earnings (Loss) Per Share from discontinued operations	0.02	0.03	—

1

The weighted average number of shares outstanding in 2015 and 2014 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2015 and March 2014, as applicable (note 20A).

2	According to resolution of the stockholders’ meetings on March 31, 2016.
3

The number of CPO to be issued under the executive share-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.

4

For 2016, 2015 and 2014, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted earning (loss) per share.

23)	COMMITMENTS

23A)	GUARANTEES

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for approximately US$2,887 ($59,819) and US$3,726 ($64,195), respectively.

23B)	PLEDGED ASSETS

CEMEX transferred to a guarantee trust the shares of its main subsidiaries, including CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the Credit Agreement (formerly under the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16A).

As of December 31, 2016 and 2015, there are no liabilities secured by property, machinery and equipment.

23C)	OTHER COMMITMENTS

As of December 31, 2016 and 2015, CEMEX was party of other commitments for several purposes, including the purchase of fuel and energy, which estimated future cash flows over their maturity are presented in note 20E. A description of the most significant contracts is as follows:

•

In connection with the beginning of full commercial operations of the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its Mexican Plants for a period of 20 years, which began in April 2016. During 2016, Ventikas supplied approximately 6.4% (unaudited) of CEMEX’s overall electricity needs in Mexico. This agreement is for CEMEX’s own use and there is no intention of energy trading. CEMEX participated in Ventikas project as sponsor, main developer and equity investor. On December 15, 2016, CEMEX sold its interest in Ventikas to Infraestructura Energética Nova S.A.B. de C.V. (“IEnova”), current owner of 100% of Ventikas, for approximately US$21 ($435). In addition, during 2016 and in accordance with the established contracts CEMEX also received a total of US$35 ($725) for development fee and other concepts. CEMEX will remain as the manager of the Ventikas facilities in exchange of a management fee.

•

On July 30, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation (“IBM”) pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•

Beginning in February 2010, CEMEX agreed with EURUS the purchase of electric energy for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. For the years 2016, 2015 and 2014, EURUS supplied (unaudited) approximately 22.9%, 28.0% and 28.2%, respectively, of CEMEX’s overall electricity needs in Mexico during such year.

•

CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027. CEMEX committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. For the years ended December 31, 2016, 2015 and 2014, TEG supplied (unaudited) approximately 66.3%, 69.3% and 69.6% respectively, of CEMEX’s overall electricity needs during such year for its cement plants in Mexico.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other commitments – continued

In regards with the above, in March 1998 and July 1999, CEMEX signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply CEMEX with a combined volume of approximately 1.75 million tons of petroleum coke per year. As per the petroleum coke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to CEMEX’s operations in Mexico. By entering into the petroleum coke contracts with PEMEX, CEMEX expects to have a consistent source of petroleum coke throughout the 20-year term.

•

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2016, 2015 and 2014, and COZ expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Considering that the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

23D)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2016, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$69 ($1,430) in 2016, US$69 ($1,189) in 2015 and US$64 ($943) in 2014.

23E)	CONTRACTUAL OBLIGATIONS

As of December 31, 2016 and 2015, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2016						2015
	Less than 1 year		1-3 years	3-5 years	More than 5 years
Obligations						Total	Total
Long-term debt	US$	37	2,675	2,221	6,446	11,379	13,303
Capital lease obligations [1]		18	36	33	20	107	135
Convertible notes [2]		13	689	503	—	1,205	1,543

Total debt and other financial obligations [3]		68	3,400	2,757	6,466	12,691	14,981
Operating leases [4]		117	193	127	78	515	434
Interest payments on debt [5]		678	1,240	969	1,109	3,996	4,659
Pension plans and other benefits [6]		142	277	269	726	1,414	1,568
Purchases of raw materials, fuel and energy [7]		584	816	739	2,301	4,440	3,963

Total contractual obligations	US$	1,589	5,926	4,861	10,680	23,056	25,605

		$32,934	122,787	100,720	221,290	477,720	441,174

1

Represent nominal cash flows. As of December 31, 2016, the NPV of future payments under such leases was US$76 ($1,576), of which, US$24 ($497) refers to payments from 1 to 3 years, US$23 ($477) refer to payments from 3 to 5 years, and US$16 ($332) refer payments of more than 5 years.

2	Refers to the components of liability of the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.
3

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

4

The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$121 ($2,507) in 2016, US$114 ($1,967) in 2015 and US$112 ($1,657) in 2014.

5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2016 and 2015.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.
7

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

24)	CONTINGENCIES

24A)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions or losses have been recognized in the financial statements, representing the best estimate of the amounts payable or impaired assets. Therefore, CEMEX believes that it will not incur significant expenditure or losses in excess of the amounts recorded. As of December 31, 2016, the details of the most significant events giving effect to provisions or losses are as follows:

•

Regarding the Maceo project in Colombia (note 14), on August 28, 2012, CEMEX Colombia signed a memorandum of understanding (“MOU”) with the representative of CI Calizas y Minerales S.A.(“CI Calizas”), which objective was the acquisition and transfer of assets comprising land, the mining concession and the environmental permit, the common shares of the entity Zona Franca Especial Cementera del Magdalena Medio S. A.S. (“Zomam”) (holder of the free trade zone concession), as well as the beneficial rights of a trust entered between Acción Sociedad Fiduciaria S. A., CI Calizas and Zomam, to execute the construction of the new cement plant. During 2016, CEMEX received reports through its anonymous reporting line, related to possible deficiencies in the purchase process of land were the cement plant is located. At this respect, CEMEX initiated an investigation and internal audit in accordance with its corporate governance policies and its code of ethics, confirming the irregularities in such process. As a result of this process, on September 23, 2016, CLH and CEMEX Colombia decided to terminate employment relationship with the Vice President of Planning of CLH and CEMEX Colombia, and with the Legal Counsel of CLH and CEMEX Colombia. In addition, effective the same date September 23, 2016, the Chief Executive Officer of CLH and President of CEMEX Colombia resigned to facilitate investigations. CEMEX and CLH have made these findings known to the appropriate authorities in Colombia. In order to strengthen the levels of leadership, management and best practices of corporate governance, on October 4, 2016, the Board of Directors of CLH decided to separate the roles of Chairman of the Board of Directors, Chief Executive Officer of CLH and President of CEMEX Colombia. Consequently, new appointments for Chairman of the Board of Directors of CLH, new Chief Executive Officer of CLH, new President of CEMEX Colombia and new Vicepresident of Planning of CLH, were effective immediately.

In addition, after signing the original MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by Colombia’s Attorney General (the “Attorney General”). Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU. The shares of Zomam were fully acquired by CEMEX Colombia before the beginning of such process; nonetheless, the Attorney General decided to also include such shares in the action of expiration of property. To protect its interests and defend its rights as a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process, attending promptly each procedural stages, under the policy of full cooperation with the Attorney General. Additionally, CEMEX Colombia requested the inadmissibility of the action of expiration of property against the assets subject to the MOU.

In July 2013, CEMEX Colombia signed with the provisional depository of the assets, designed by the Drugs National Department (Dirección Nacional de Estupefacientes, then depository of the affected assets), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years, which can be early terminated by the SAE, by means of which CEMEX Colombia was duly authorized to continue with the necessary works for the construction and operation of the plant (the “Lease Contract”). Likewise, the provisional depository granted a mandate to CEMEX Colombia for the same purpose.

On May 2, 2016, the Attorney General resolved to deny CEMEX’s Colombia inadmissibility request to the action for expiration of property mentioned above, considering that it should broaden the obtention of probatory elements and its analisys in order to take a resolution according to law. Given on the nature of the process, despite the Colombian law has defined terms for the several procedural stages, as of December 31, 2016, it is estimated that the issuance of a final resolution in respect to the applicability or not for the action of expiration of property over the aforementioned assets may take between five and ten years. As of December 31, 2016, the expiration of property process is in its investigation stage, awaiting the appointment of the guardians ad litem designated by the Attorney General. The appointment of the guardian ad litem would open the probatory stage, in which evidence will be tested.

The maturity of the Lease Contract is July 15, 2018, therefore, subject to the resolution of the ongoing legal process, CEMEX Colombia plans to negotiate and extension to such Lease Contract.

Moreover, in connection with Maceo’s project, CEMEX Colombia also engaged the same representative of CI Calizas to also represent CEMEX Colombia in the acquisition of land adjacent to the plant, signing a new memorandum of understanding with this representative (the “MOU with the Representative”). CEMEX Colombia made cash advances to this representative for amounts in Colombian pesos equivalent to approximately US$13.4 and has paid interest for approximately US$1.2, in both cases considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. These payments were deposited in the representative’s personal bank account as advance payments for CI Calizas’ assets and for the purchase in the name and on behalf of CEMEX Colombia under the MOU with the Representative of Maceo’s project adjacent land, interest was paid by CEMEX Colombia according to the representative’s instructions. Pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the MOU with the Representative, as of the reporting date, CEMEX Colombia is not the legitimate owner of the aforementioned assets. Moreover, considering that payments made by CEMEX Colombia for the purchase of property, shares and transfer of the mining contract and the environmental permit, as well as the land adjacent to the manufacturing plant, were made in violation of CEMEX’s and CLH’s internal policies, both CLH and CEMEX Colombia reported these facts to the Attorney General, providing the findings obtained during the investigations and internal audits, in order for the Attorney General to take any actions it may deemed relevant. On December 20, 2016, CEMEX Colombia filed an extension of the original complaint of September 23, 2016, with information and findings obtained to date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

Pursuant to a requirement of CEMEX, S.A.B. de C.V.’s Audit Committee and of CLH’s Audit Commission, an audit firm, experts in forensic audits, was engaged in order to perform an independent investigation of Maceo’s project. Aditionally, CEMEX Colombia and CLH engaged an external lawyers firm with the aim of assisting CLH and CEMEX Colombia on the necessary collaboration with the Attorney General. Moreover, considering CLH’s internal controls and usual best practices, management also engaged a team of external lawyers for its own legal advice. In relation to the irregularities detected in the purchase of CI Calizas’ assets and the aforementioned additional land, which led to the execution of the internal audit, the termination of employment of certain executives and the report of these findings, there is an ongoing investigation by the Attorney General. As of the financial statements date, the investigation by the Attorney General is in its initial stage (inquiry), in which CEMEX is neither able to predict the actions that the General Attorney could implement, nor the posibility and degree in which any of these possible actions, including the termination of employment of the aforementioned executives, could have a material adverse effect on CEMEX’s results of operation, liquidity or financial position. At this respect, under the presumption that CEMEX Colombia conducted itself in good faith, and considering that the rest of its investments made in the development of Maceo’s project were made with the consent of the SAE and CI Calizas by virtue of the lease contract and the mandate, such investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land.

Considering this, CEMEX estimates that, during the term of the Lease Contract, it will be able to use and enjoy the land in order to operate the plant. Moreover, CEMEX considers that will be able to retain ownership of the plant and other refurbishments made. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard the project in Maceo. At this respect, there is the possibility that CEMEX considers remote, in which, in the event that the expiration of property over the assets subject to the MOU is ordered in favor of the State, the SAE may decide not to sell the assets to CEMEX Colombia, or, the SAE may elect to maintain ownership of the assets and not extend the Lease Contract. In both cases, under Colombian law, CEMEX Colombia would be entitled to an indemnity for the amount of its incurred investments. However, an adverse resolution at this respect could have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

In connection with the investigation and internal audit related to Maceo’s project, and considering the findings and the legal opinions available, during the fourth quarter of 2016, CEMEX determined that: a) there is low probability of recover resources delivered under different memorandums of understanding for the purchase of the assets related to the project for an amount in Colombian pesos equivalent to approximately US$14.3 ($295), which were recognized as part of investments in progress, have been considered as contingent assets and therefore were reduced to zero recognizing an impairment loss for such amount against other expenses, net (nonetheless, on December 19, 2016, CEMEX filed a claim in the civil courts aiming that all property rights related to the additional land, some of which were assigned to the representative, would be effectively transferred to CEMEX); b) certain purchases of equipment installed in the plant were considered exempt for VAT purposes under the benefits of the free trade zone, however, as those assets were actually installed outside of the free trade zone’s area, they lack of such benefits, therefore, CEMEX increased investments in progress against VAT accounts payable for approximately US$9.2 ($191); and c) the cancellation of the balance payable to CI Calizas under the MOU in connection with the acquisition of the assets for approximately US$9.1 ($188) against a reduction in investments in progress, all these amounts considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016.

On October 27, 2016, CLH communicated its decision to postpone the start-up of Maceo plant, for the following reasons that emerged from the audits already in progress: (i) there are pending permits required to finalize the road access to the plant at Maceo. In the event that those permits are obtained, CLH estimates that road access could be concluded and be ready for use until July 2017. Using the only existing access to the plant instead of the one under construction, would risk the safety of the operation and would probably limit the capacity to transport products from the plant at Maceo; (ii) CEMEX Colombia has requested an expansion to the free trade zone; to commission the new clinker line at Maceo without such expansion would risk CEMEX’s capability to consolidate the fiscal benefits that would otherwise be available for CEMEX Colombia. It is possible that a final decision cannot be taken, with respect to the expansion of the free trade zone, due to the process of domain extinction already on course. With the objective of protecting the benefits to be had with the free trade zone, CLH will not commission the clinker line until the free trade zone is expanded to cover the totality of the cement plant at Maceo; and (iii) a subsidiary of CEMEX Colombia holds the environmental permit for project Maceo, however, the transfer of the mining concession was revoked by the Antioquia Mining Government Ministry in December 2013, hence was reasigned to CI Calizas. As a result, the environmental permit and the mining concession are in custody of different entities, contrary to standar situation.

In any case, CEMEX Colombia will continue using the assets under the Lease Contract and the mandate with the SAE.

CLH has also determined that the mining permit of the new plant partially overlaps with and integrally managed district. CEMEX Colombia has also confirmed that the environmental permit needs modifications in order to allow incrementing production up to 950 thousand tons per year. It is possible that this process could be affected by the process of expiration of property currently on course. CEMEX Colombia will continue to work to address these matters as soon as possible. At this respect, on December 13, 2016, Corantioquia, the regional environmental agency, communicated its negative resolution to CEMEX Colombia’s request to increase the mining concession for up to 950 thousand tons per year. This resolution was appealed within the following ten days.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

•

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with Maceo’s project. These subpoenas do not mean that the SEC has concluded that CEMEX has broken the law. CEMEX’s and CLH’s internal audits and investigations question certain payments made in connection with Maceo’s project under the MOU and the MOU with the Representative described above. These payments were made to non-governmental individuals in connection with the purchase of the factory land, adyacent land, mining rights and the benefits of the free trade zone of Maceo’s project, were made in breach of CEMEX and CLH established protocols. CEMEX has been cooperating with the SEC and the Attorney General and intends to continue cooperating fully with the SEC and the Attorney General. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX intends to cooperate fully with those inquiries, as well. As of December 31, 2016, CEMEX is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC’s investigation results may or may not have a material adverse impact on its consolidated results of operations, liquidity or financial position.

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska Sp. Z.o.o.(“CEMEX Polska”), a subsidiary of CEMEX in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions; and that the producers exchanged information, all of which limited competition in the Polish cement market. CEMEX Polska denied that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska amounted to the equivalent of approximately US$27 ($559). In December 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). In December 2013, the First Instance Court reduced the penalty imposed on CEMEX Polska to the equivalent of approximately US$24 ($497). In May 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. After several hearings, on March 11, 2016, the Appeals Court reopened the hearing phase which had been closed in February 2016. The Appeals Court will ask certain questions to the Polish Constitutional Tribunal regarding the conformity with the Polish Constitution of the calculation of the reduced penalty imposed on CEMEX Polska. The above-mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the final resolution, then it will be payable within 14 calendar days of the announcement. As of December 31, 2016, CEMEX had accrued a provision equivalent to approximately US$24 ($497), representing the best estimate in connection with this resolution. CEMEX Polska estimates that the final judgment will be issued during the second half of 2018. As of December 31, 2016, CEMEX does not expect this matter would have a material adverse impact on its results of operations, liquidity or financial condition.

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 with the purpose of purchasing potential damage claims from consumers and pursuing those claims against the cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, a subsidiary of CEMEX in Germany, and other German cement companies in respect of damage claims relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC has brought claims for an amount equivalent of approximately US$142. After several resolutions by the District Court in Düsseldorf over the years, court hearings and appeals from the defendants, in December 2013 the District Court in Düsseldorf issued a resolution by means of which all claims brought to court by CDC were dismissed on the grounds that the way CDC obtained the claims was illegal given the limited risk it faced for covering the litigation costs and that the acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. In January 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf. On February 18, 2015, the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision. The Court of Appeals decision is final and binding. Therefore, in 2015, CEMEX canceled the provision accrued until December 31, 2014 of approximately US$36.

•

As of December 31, 2016, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Sterling Pounds equivalent to approximately US$161 ($3,345). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2016, CEMEX had accrued environmental remediation liabilities in the United States for an amount of approximately US$34 ($704), related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX’s does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

24B)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the obtention of a final favorable resolution. As of December 31, 2016, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

In September 2014, the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of CEMEX’s facilities in Spain. In January 2015, CEMEX España Operaciones, S.L.U., was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts, and in November 2015, such entity was notified of alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. CEMEX España Operaciones, S.L.U. believes that it has not breached any applicable laws. On September 8, 2016, CEMEX España Operaciones was notified of a decision issued by the CNMC pursuant to which CEMEX España Operaciones, S.L.U. has been required to pay a fine of approximately €6 (US$7 or $145). CEMEX España Operaciones, S.L.U. filed an appeal against the CNMC resolution and requested the suspension of payment of the fine. As of December 31, 2016 the resolution is still pending.

•

On February 9, 2014, the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) notified a resolution to Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, by means of which the Egyptian Tax Authority is requiring the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2016 of approximately US$17 ($352) for the period from May 5, 2008 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee decision. In parallel, ACC filed a request before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) claiming non-entitlement of the Egyptian Tax Authority to the levy on clay during the reference period, and from cement produced using imported clinker. On September 28, 2015, ACC was notified of a resolution by the Ministerial Committee pursuant to which the Egyptian Tax Authority would be instructed to cease claiming ACC the aforementioned payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. The Ministerial Committee’s resolution strongly supports ACC position in this case, given the fact that it is legally binding on the Egyptian tax authority. During 2016 the Ministerial Committee’s resolution was submitted to the Egyptian tax authority, which in turn issued a settlement memorandum whereby it confirmed and recognized the Ministerial Committee’s resolution. Nonetheless, on May 28, 2016, the Egyptian tax authority challenged before the North Cairo Court ACC´s right to cancel the levy on clay. ACC expects that the document to be submitted by the attorney for the State at the upcoming North Cairo Court’s session scheduled for October 10, 2016 and December 27, 2016, shall request that the jointly reviewed cases to be struck off the court’s roll, but no session has yet been scheduled before the Cairo Administrative Judiciary Court in order to review the two referred cases. At this stage, as of December 31, 2016, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

•

On September 5, 2013, the Colombian Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio the “SIC”) opened an investigation against five cement companies and 14 directors of those companies, including CEMEX Colombia, its former legal representative and the current President of CEMEX Colombia, for allegedly breaching rules which prohibit: a) to limit free competition and/or determining or maintaining unfair prices; b) direct or indirect price fixing agreements; and c) any market sharing agreements between producers or distributors. In connection with the 14 executives under investigation, the SIC may sanction any individual who collaborated, facilitated, authorized, executed or tolerated behavior that violates free competition rules. On October 7, 2013, CEMEX Colombia responded the resolution and submitted evidence in its relief. If the alleged infringements are substantiated, penalties may be imposed by the SIC against each company being declared in breach of the competition rules for an equivalent of up to US$19 ($394) for each violation, and an equivalent of up to US$1 ($21) against those individuals found responsible. CEMEX cannot determine when a final decision by the SIC would be issued. As of December 31, 2016, CEMEX is not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, would not have a material adverse effect on CEMEX’s results of operations, liquidity or financial condition.

•

On September 13, 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt and notified on May 23, 2011 to ACC, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired a controlling interest in ACC. In addition, on April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. On January 20, 2014, the Appeals Court in Assiut, Egypt, issued a judgment revoking the court’s resolution and referring the matter to an administrative court in Assiut (the “Assiut Administrative Court”). Moreover, on February 23, 2014, in connection with the above, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the shareholders of Metallurgical Industries Company (“MIC”) in connection with the sale of ACC’s shares and negotiation of the SPA. In a related matter, on April 22, 2014, the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State and third parties, become effective, but still subject to approval by the House of Representatives. On October 15, 2014, the Assiut Administrative Court referred the case to the Administrative Judiciary Court of Assiut. During March 2015, the Court’s State Commissioner Authority (“SCA”) recommended the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court to suspend the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Law 32/2014. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•

In connection with the preceding paragraph, on January 26, 2016, the 8th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for the dismissal of this case considering the plaintiff’s lack of standing. This ruling was no appealed by the plaintiff accordingly; such ruling is final and definitive. In October 2015, the SCA, recommended that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. On February 24, 2016, the Assiut Administrative Judiciary Court decided to refer the case to the First Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court, which as of the reporting date, has not notified ACC of any session to review the case. During October and November 2015, parliamentary elections to the House of Representatives took place and the elected House of Representatives started to hold its sessions on January 10, 2016, as expected, and Law 32/2014 was discussed and ratified on January 20, 2016, as legally required. As of December 31, 2016, several constitutional challenges have been filed against Law 32/2014 before the High Constitutional Court. In consideration of the aforementioned, after several resolutions, hearings and appeals in these cases over the years, as of December 31, 2016, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX´s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

•

In 2012, in connection with a contract (the “Quarry Contract”) entered into in 1990 by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest for an amount in euros equivalent to approximately US$58 ($1,202), resulting from CEMEX GRM having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, on May 18, 2016, CEMEX GRM was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and the aforementioned payment for damages plus interest. On June 6, 2016, CEMEX GRM filed an appeal with the appeals court in Lyon, France and on September 5, 2016, CEMEX GRM filed the first submission of the full appeal together with its arguments and evidence. Proceedings on any additional hearings regarding this appeal or any other actions CEMEX GRM may initiate in this matter could take approximately 18 months to be finalized. As of December 31, 2016, CEMEX considers that an adverse resolution on this matter would have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

•

On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about a class action suit against it and other three companies filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010. The class action argues that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought an equivalent approximately US$71 ($1,471). CEMEX’s subsidiary submitted a formal response to the corresponding court. The applicant requested the court to join all claims brought by him. In a hearing held on December 20, 2015, the preliminary proceeding was completed and the court set dates for hearing evidence on May 8, 10 and 16, 2016. Moreover, the court decided to join together all claims against all four companies, including CEMEX’s subsidiary in Israel, in order to simplify and shorten court proceedings, however, the court has not formally decided to join together all claims. As of December 31, 2016, CEMEX’s subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX does not believe that the final resolutions would have a material adverse impact on its results of operations, liquidity or financial condition.

•

On June 5, 2010, the District of Bogota’s Environmental Secretary (the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogota, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development. On June 11, 2010, the local authorities in Bogota, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the removal of CEMEX’s aggregates inventory. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of approximately US$95 ($1,968). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to CEMEX’s clients in Colombia. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•

In January 2009, in connection with federal quarry permits granted to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX´s subsidiaries in the United States, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (the “Engineers”) in connection with the issuance of the permits. In January 2010, the Engineers concluded a review and issued a decision supporting the issuance of new federal quarry permits for the SCL and FEC quarries. In February 2010, new quarry permits were granted to the SCL and FEC quarries. A number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•

In connection with an action brought against CEMEX Colombia in 2005, on July 28, 2015, the Superior Court of Bogota upheld its resolution in respect that CEMEX Colombia was not responsible for the premature distress of the concrete slabs of the Autopista Norte line of Transmilenio system and as such finalized such action. In addition, six actions related to the premature distress were brought against CEMEX Colombia, of which, the Cundinamarca Administrative Court nullified five of these actions and currently, only one remains outstanding. In addition, the Urban Development Institute (“UDI”) filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications, and did not participate or had any responsibility on the design or technical specifications of construction. On May 31, 2016, the Civil Court of Bogota settled the action filed by the UDI ruling that the flowable fill was not what caused the damage to the slabs but by design changes when executing the road without consulting the original designer and to the lack of drains. The UDI filed an appeal against the court’s ruling. On December 7, 2016, the Superior Court of Bogota upheld the Civil Court of Bogota’s decision.As of December 31, 2016, CEMEX is not able to accurately assess the likelihood of an adverse result in these proceedings, but if adversely resolved, they could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

In connection with the legal proceedings presented in notes 24A and 24B, the exchange rates as of December 31, 2016 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of approximately 4.21 polish zloty per dollar, 0.95 euro per dollar, 0.81 british pound sterling per dollar, 3,000.72 colombian pesos per dollar and 3.85 israelite shekel per dollar.

In addition to the legal proceedings described above in notes 24A and 24B, as of December 31, 2016, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

25)	RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties. The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions.

As of December 31, 2016, except for the top management executives, CEMEX has not identified other transactions between related parties:

•

For the years ended December 31, 2016, 2015 and 2014, the aggregate amount of compensation of CEMEX board of directors, including alternate directors, and top management executives, was approximately US$43 ($802), US$36 ($579) and US$68 ($909), respectively. Of these amounts, approximately US$32 ($595) in 2016, US$25 ($402) in 2015 and US$35 ($464) in 2014, was paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, approximately US$11 ($207) in 2016, US$11 ($177) in 2015, and US$33 ($444) in 2014 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive share-based compensation programs. In 2014, the amount of CPOs allocated included approximately US$4 ($52), of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that was payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.’s board of directors and top management executives (note 21).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

26)	SUBSEQUENT EVENTS

•

In connection with the Offer to purchase TCL’s shares (note 13A), on January 9, 2017, Sierra presented a change and variation notice making an amended offer (the “Amended Offer”) to the Offer to acquire up to 132,616,942 ordinary shares in TCL. Pursuant to the Amended Offer, Sierra offered TT$5.07 in cash per TCL share (the “Revised Offer Price”) and, except for shareholders of TCL in Barbados, shareholders of TCL will have the option to be paid for their TCL shares in TT$ or in dollars. Full acceptance of the Offer, as amended by the Amended Offer, in TT$ would result in a cash payment by Sierra of approximately TT$672 million (US$101 or $ 2,093). The Revised Offer Price represents a premium of 50% over the December 1, 2016 closing price of TCL’s shares in the Trinidad and Tobago Stock Exchange. Among other conditions, the Amended Offer was still conditional on Sierra acquiring at least an amount of TCL shares that would allow CEMEX to consolidate TCL for financial reporting purposes. Unless extended, the Amended Offer period is expected to close on January 24, 2017. Sierra does not currently expect to extend the Offer period after January 24, 2017. All other terms and conditions of the Offer not modified by the Amended Offer remained unchanged.

Moreover, on January 24, 2017, Sierra communicated that having received the Foreign Investment License from the Trinidad and Tobago Ministry of Finance, all terms and conditions have been complied with or waived and the Offer has accordingly been declared unconditional. Based on the latest information available, TCL shares deposited in response to the Offer together with Sierra’s existing shareholding in TCL represents approximately 67.39% of the outstanding TCL shares. Sierra intends to take up all TCL shares deposited pursuant to the Offer up to the maximum number of the Offered Shares. As of the announcement date, the total consideration to be paid by Sierra for the TCL shares it will take up pursuant to the Offer is approximately US$79 ($1,637). Such consideration could increase once the final tally of TCL shares deposited is determined and the Offer period closes in Jamaica on February 7, 2017 according to local regulation. After conclusion of the Offer, CEMEX will consolidate TCL for financial reporting purposes.

•

On January 25, 2017, in connection with CEMEX’s investment in GCC shares (notes 12A and 13A), the Parent Company and GCC announced that they will commence offerings that are expected to include an aggregate of up to 76,483,332 shares of the common stock (the “Shares”) of GCC currently owned by CEMEX at a price range of between 95.00 to 115.00 pesos per share, which includes 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares expected to be granted to them by CEMEX. Such offerings are expected to be comprised of Shares to be offered (a) in a public offering to investors in Mexico conducted through the BMV and (b) in a concurrent private placement to eligible investors outside of Mexico. The size and timing of the offerings will depend on market and other conditions.

•

In connection with the sale of the Concrete Pipe Business in the United States to Quikrete described in note 4A, on January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators. CEMEX announced the closing of the transaction according to the agreed upon price conditions.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

27)	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2016 and 2015 were as follows:

		% Interest
Subsidiary	Country	2016	2015
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	74.3	74.4
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.9	99.7
Cemento Bayano, S.A. [5]	Panama	100.0	99.9
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines [6]	Philippines	55.0	—
Solid Cement Corporation [6]	Philippines	100.0	100.0
APO Cement Corporation [6]	Philippines	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [7]	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda.	Brazil	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V. [8]	The Netherlands	99.8	99.8
CEMEX International Trading, LLC [9]	United States of America	100.0	100.0
Transenegy, Inc. [10]	United States of America	100.0	100.0

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2	CEMEX España, S.A is the indirect holding company of most of CEMEX’s international operations.
3	The interest reported includes own shares held at CLH’s treasury.
4	Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.
5	Includes a 0.515% interest held on Cemento Bayano’s treasury.
6	Represents CEMEX Holdings Philippines Inc. direct and indirect interest.
7	CEMEX owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
8	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
9	CEMEX International Trading, LLC is involved in the international trading of CEMEX’s products.
10	Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX’s.

KPMG Cárdenas Dosal, S.C. Manuel Ávila Camacho 176 P1, Reforma Social. Miguel Hidalgo, C. P 11650, Ciudad de México. Teléfono: +01 (55) 5246 8300 kpmg.com.mx

Independent Auditors’ Report

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at December 31, 2016 and 2015, the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015, and of its consolidated financial performance and its consolidated cash flows for the years ended December 31 , 2016, 2015 and 2014 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © 2016 KPMG Cárdenas Dosal, S.C., la firma mexicana miembro de la red de firmas miembro de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Impreso en Mexico. Todos los derechos reservados

Aguascalientes, Ags.	Hermosillo, Son.	Puebla, Pue.
Cancun, Q. Roo.	Leon, Gto.	Querétaro, Qro.
Ciudad Juarez, Chih.	Merida, Yuc.	Reynosa, Tamps.
Culiacan, Sin.	Mexicali, B.C.	Saltillo, Coah.
Chihuahua, Chih.	Ciudad de Mexico.	San Luis Potosi, S.L.P.
Guadalajara, Jal.	Monterrey, N.L.	Tijuana, B.C.

Evaluation of goodwill impairment
See Note 15C to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The Group’s balance sheet includes a significant amount of goodwill arising from historic acquisitions which requires conducting an annual evaluation of its recoverability.

We consider this a key audit matter because of the materiality of the goodwill balance and because it involves complex and subjective judgments by the Group regarding long-term sales growth rates, costs and projected operating margins in the different countries where the Group operates, discount rates used to discount future cash flows, as well as comparisons to publicly-available information such as multiples of EBITDA in recent market transactions.

Our audit procedures included considering the consistency and appropriateness of the allocation of goodwill to groups of CGUs, as well as testing the Group’s methodology and assumptions used in preparing discounted cash flow models through the involvement of our valuation specialists.

We compared the Group’s assumptions to data obtained from external sources in relation to key inputs such as discount rates and projected economic growth and compared the latter with reference to historical forecasting accuracy, considering the potential risk of management bias.

We compared the sum of the discounted cash flows to the Group’s market capitalization to assess the reasonableness of those cash flows. In addition we performed sensitivity analysis using multiples of EBITDA.

We challenged the overall results of the calculations and performed our own sensitivity analysis, including a reasonably probable reduction in assumed growth rates and cash flows.

We also assessed whether the group’s disclosures about the sensitivity of the outcome of the impairment assessment to changes in key assumptions such as discount rates and growth rates reflected the risks inherent in the valuation of goodwill.

Recoverability of deferred tax assets related to tax loss carry forwards
See Note 19B to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The group has significant deferred tax assets in respect of tax losses (mainly in the United States, The Netherlands, Mexico and Spain).

There is inherent uncertainly involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized.

The periods over which the deferred tax assets are expected to be recovered can be extensive. As a result of the above, we consider this to be a key audit matter.

Our audit procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Group’s long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards, as well as the reasonableness of any tax strategies proposed by the Group based on our knowledge of the tax, legal and operating environments in which the Group operates.

We also assessed the adequacy of the Group’s disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Assets held for sale
See Note 4 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The Group has committed to a plan to dispose of non-core assets which requires an evaluation of their balance sheet carrying amount and recoverability involving estimations of the expected recoverable amount which depends on the stage of negotiation with the counterparty.

The determination of whether or not the assets disposed or held for sale are to be considered discontinued operations for purposes of presentation in the consolidated financial statements is a matter involving judgment and therefore we consider the proper accounting for assets held for sale to be a key audit matter.

Most significantly, during 2016 CEMEX reached an agreement to sell certain assets from its operations in the United States (see notes 4A and 4B to the consolidated financial statements).

The financial reporting implications of such disposal are significant because they involve determining a portion of the goodwill relative to the group of cash generating units to which goodwill has been allocated in the United States which should be considered in determining the gain or loss on disposal.

During the year we tested those disposals which had a substantial balance sheet, income statement and/or cash flow impact. We read the related contracts where those have been finalized or evaluated the stage of the proposed sale of assets, whether a buyer has been identified and the stage of negotiations of each sale, as applicable, and evaluated the appropriateness of the carrying amounts of assets based on the expected recoverable amounts.

We involved our valuation specialists to evaluate the assumptions and methodologies used by the Group to estimate the fair value of assets disposed as compared to the fair value of the group of cash-generating units to which goodwill is allocated, in order to determine the proper amount of goodwill to be removed from the balance sheet upon disposal. Our specialists compared management’s assumptions to recent market transactions to assess their reasonableness and evaluated any third party valuation advice obtained by the Group

We also assessed the presentation of the financial statements in light of the disposals, the disclosures regarding each significant asset sale and management’s conclusions as to presentation as discontinued operations and assets held for sale.

Tax and legal contingencies
See Notes 19D and 24 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The Group is involved in certain significant tax and legal proceedings.

Compliance with tax regulations is a complex matter within the Group because of the different tax laws in the jurisdictions where the Group operates, the application of which requires the use of significant expertise and judgment, making this area a key audit matter. Also, because of the diversity of the Group’s operations, exposure to legal claims is a risk that requires management’s attention.

Resolution of tax and legal proceeding may span multiple years, and may involve negotiation or litigation and therefore, making judgments of potential outcomes is a complex issue in the Group.

Management applies judgment in estimating the likelihood of the future outcome in each case and records a provision for unrecognized tax benefits or settlement of legal claims where applicable. We focused on this area due to the inherent complexity and judgment in estimating the amount of provision required.

We assessed the adequacy of the level of provision established, or lack thereof, in relation to significant uncertain tax positions and legal contingencies, primarily in respect of cases in Spain, France, Egypt, and Colombia.

We discussed the status of each significant case with management, including in-house counsel, and critically assessed their responses. We read the latest correspondence between the Group and the various tax authorities or plaintiffs and attorneys where applicable. We also obtained written responses from the Group’s legal advisors where those have been appointed, containing their views on material exposures and any related litigation.

In relation to tax matters, we also met with the Group’s tax officers to assess their judgments on significant cases, their views and strategies, as well as the related technical grounds to their position based on applicable tax laws by involving our tax specialists.

We assessed whether the Group’s disclosures about legal and tax contingencies provided sufficient information to readers of the financial statements in light of the significance of these cases.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2016, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to . draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion .

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

Luis Gabriel Ortiz Esqueda

Monterrey, N.L., February 2, 2017